As filed with the Securities and Exchange Commission on July 29, 2005

Registration No. _________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

O2 Secure Wireless, Inc.

(Name of small business issuer in its charter)
Georgia	3669	45-0526044
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
3300 Holcomb Bridge Rd., Suite 226 Norcross, Georgia 30092 (678) 942-0684
(Address and telephone number of principal executive offices)

Keith A. Greaves 3300 Holcomb Bridge Rd., Suite 226 Norcross, Georgia 30092 (678) 942-0684
(Name, address and telephone number of agent for service)

Copies to:

Robert J. Mottern, Esq. WEIZENECKER, MOTTERN and FISHER, P.C. 1800 Peachtree Street Suite 620 Atlanta, Georgia 30309 Telecopier No.: 404-917-0979	Brent S. Gillett, Esq. 1545 Peachtree Street Suite 650 Atlanta, Georgia 30309 Telecopier No.: 678-840-2126

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Amount to Be Registered	Proposed Minimum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, no par value	6,780,000	$1.50	$10,170,000	$1,197.01

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) The Registrant previously paid $890.99 in fees in connection with the filing of this registration statement on May 13, 2005, which fee was estimated pursuant to Rule 457 under the Securities Act of 1933, and is paying the balance of $306.02 with this amended registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Subject to completion, dated July 29, 2005

O2 Secure Wireless, Inc.

6,780,000 Shares of Common Stock

This prospectus relates to the sale of up to 6,780,000 shares of O2 Secure Wireless, Inc.'s common stock by certain selling shareholders identified in this prospectus. All of the shares, when sold, will be sold by these selling shareholders. Please refer to "Selling Shareholders" beginning on page 16. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering.

At this time, there is no public market for our common stock. However, upon commencement of this offering, we intend to apply for trading of our common stock on the OTC Bulletin Board. Once a market has been established, the price of the shares will be at the market, and the price of our stock will fluctuate based on the demand for the shares of common stock. We believe the shares will begin trading in the range of $1.50 per share. The selling shareholders will sell at a price range of $0.30 to $1.50 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of common stock by the selling shareholders will be placed in escrow, trust or any similar account. There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering. Selling shareholders will pay no offering expenses.

This offering is highly speculative and these securities involve a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 6.

This offering will terminate 36 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission. The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2005.

The information in this prospectus is not complete and may be changed. Neither the Selling Shareholders nor O2 Secure Wireless may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS
Item Description	Page No.

PROSPECTUS SUMMARY *

ABOUT US *

THE OFFERING *

SUMMARY CONSOLIDATED FINANCIAL INFORMATION *

RISK FACTORS *

FORWARD-LOOKING STATEMENTS *

SELLING SHAREHOLDERS *

USE OF PROCEEDS *

DETERMINATION OF OFFERING PRICE *

DILUTION *

SHARES OF THE COMPANY ELIGIBLE FOR FUTURE SALE *

PLAN OF DISTRIBUTION *

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION *

DESCRIPTION OF BUSINESS *

MANAGEMENT *

EXECUTIVE COMPENSATION *

LEGAL PROCEEDINGS *

PRINCIPAL SHAREHOLDERS *

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS *

DESCRIPTION OF SECURITIES *

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL MATTERS *

EXPERTS *

LEGAL MATTERS *

HOW TO GET MORE INFORMATION *

INFORMATION NOT REQUIRED IN PROSPECTUS *

SIGNATURES *

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

PROSPECTUS SUMMARY

O2 Secure Wireless, Inc. is a wireless Internet service provider (WISP) that targets high-density residential areas throughout the southeastern region of the United States. Our plan is to provide high-speed broadband Internet connections using wireless fidelity (WI-FI) technology on a monthly subscription basis to residents of multifamily properties.

We incurred losses of ($250,460) and ($377,630) for the period of inception (October 29, 2003) to September 30, 2004, and the six months ended March 31, 2005, respectively. In addition, we had working capital of $137,120 as of March 31, 2005. The report of our auditors on our audited financial statements contains an explanatory note raising substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon many factors, including our ability to obtain financing. Management's plan, in this regard, is to actively pursue debt and/or equity financing, as needed, to control our expenses, and to continually evaluate our profitability.

ABOUT US

We were incorporated in the State of Georgia on October 29, 2003. Our principal place of business is located at 3300 Holcomb Bridge Rd., Suite 226, Norcross, Georgia 30092. Our telephone number is (678) 942-0684.

We maintain a website at www.o2securewireless.com which contains descriptions of the services and products that we offer, and allows password protected access by our subscribers to maintain and view information about their account with us.

THE OFFERING

This offering relates to the sale of common stock by the Selling Shareholders.

Common Stock Offered	6,780,000 shares by Selling Shareholders
Offering Price	Market price, estimated to be within a range of $0.30 to $1.50 per share
Common Stock Outstanding Before the Offering	22,496,210 shares
Use of Proceeds	We will not receive any proceeds from the shares offered by the selling shareholders. See "Use of Proceeds."
Risk Factors	The securities offered hereby involve a high degree of risk. See "Risk Factors."
Over-the-Counter Bulletin Board Symbol	None.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary financial information set forth below is derived from and should be read in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Selected Statement of Operations Data
	October 29, 2003 (Inception) to September 30, 2004	Six Months Ended March 31, 2005

Revenues, Net	$ 93	$ 20,334
Operating Expenses	204,718	397,964
Net Loss	(204,625)	(377,630)

Earnings (Loss) Per Share - Basic and Diluted	(0.01)	(0.02)

Selected Balance Sheet Data
	September 30, 2004	December 31, 2004

Current Assets	$ 297,200	$ 409,992
Property and Equipment	85,767	327,561
Total Assets	382,967	745,507

Current Liabilities	241,125	272,872
Shareholders' Equity	141,842	472,635
Total Liabilities and Shareholders' Equity	382,967	745,507

RISK FACTORS

We are subject to various risks that may materially harm our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related To Our Business

We Have Historically Lost Money And Expect Our Losses Will Continue In The Future

For the period from inception (October 29, 2003) to September 30, 2004, we lost ($204,625). For the six months ended March 31, 2005, we lost ($377,630). Our shareholders' equity at March 31, 2005 was $472,635. We expect that we will incur operating losses for the foreseeable future.

Our Negative Cash Flow, Operating Losses And Limited Operating History Make It Difficult To Assure Generation of Significant Revenues In The Future

We have a limited operating history and have not operated in the "Wi-Fi" market prior to 2004. We are in the early stages of deploying our wireless networks. Our wireless Internet service is currently deployed at a several multi-dwelling units in Charlotte, North Carolina and Atlanta, Georgia. Consequently, there is no meaningful historical operating or financial information about our business upon which to evaluate future performance. We cannot assure generation of significant revenues, sustained profitability or generation of positive cash flow from operating activities in the future. If we cannot generate enough revenue, our business may not succeed and our common stock may have little or no value. As a consequence, the report of our auditors on its audited financial statements contains an explanatory note raising substantial doubt about our ability to continue as a going concern.

If We Are Not Able To Reduce Our Installation Costs, Our Business May Not Be As Profitable As Anticipated

Initial cost projections of providing high-speed reliable access to the consuming public are extremely difficult to develop. Although variables have been established for the mean installation cost and the cost of revenue, they are dependent on many other independent variables. It is possible that we may not have considered all costs involved. To date, our costs to install our high-speed networks has exceeded our initial estimates due to problems encountered in the installations and with our initial choice of equipment. We expect the cost of each installation to be lower in the future as we are able to anticipate and plan around installation problems, and as we use proven equipment solutions. In addition, our installation costs have been higher than anticipated on installations outside of Atlanta, Georgia due to travel-related expenditures of our installers. Due to many factors, the costs associated with network installation will vary between the various location venues that we are targeting. We will expand only into those markets and locations we believe will be profitable after considering installation costs and other competitive factors. Our cost to install systems has decreased with each system that we install, and we believe that it will continue to decrease as our installers gain experience, as we gain experience in recognizing problems before they occur and as we refine the equipment that we use. However, if we are not able to reduce installation costs significantly, our business may not be as profitable as anticipated. In addition, because we normally pay all capital costs associated with the installation of a system, our growth may be restrained to extent that we lack sufficient capital to install systems.

We May Not Be Able To Accommodate Rapid Growth Which Could Decrease Revenues And Result In A Loss Of Customers

We are currently managing Wi-Fi networks installed in multi-dwelling units (MDU or MDUs), which include multi-family residences and apartment/condominium complexes. To manage anticipated growth, we must continue to implement and improve our operational, financial and management information systems. We must also hire, train and retain additional qualified personnel, continue to expand and upgrade core technologies, and effectively manage our relationships with end users, suppliers and other third parties. Our expansion could place a significant strain on our current services and support operations, sales and administrative personnel, capital and other resources. We could also experience difficulties meeting demand for our services. We cannot guaranty that our systems, procedures or controls will be adequate to support operations, or that management will be capable of fully exploiting the market. Our failure to effectively manage growth could adversely affect our business and financial results.

If Our Security Measures Are Breached And Unauthorized Access Is Obtained To A Customer's Internal Network, Our Services May Be Perceived As Not Being Secure And We Could Lose Customers And Revenue

It is imperative that the data transfers of our customers be secure. Important to our ability to attract and retain customers is our network security and the authentication of the end user's credentials. These measures are designed to protect against unauthorized access to our customers' networks. Because techniques used to obtain unauthorized access or to sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures against unauthorized access or sabotage. If an actual or perceived breach of network security occurs, regardless of whether the breach is attributable to our services, the market perception of the effectiveness of our security measures could be harmed. We have not experienced any significant security breaches to our deployed networks.

Our Customers Require A High Degree Of Reliability In Our Services And, If We Cannot Meet Their Expectations, Demand For Our Services Will Decline

Any failure to provide reliable Internet access or a satisfactory experience for our customers, whether or not caused by our own failure, could reduce demand for our services. Because we have only recently begun to place customers on our Wi-Fi system, we have yet to experience any negative customer response.

The Telecommunications Industry Has Recently Experienced Consolidation Among Network Service Providers Which Could Impair Our Ability To Service Customers And Result In Loss Of Customers

The telecommunications industry has recently experienced a number of bankruptcies and business failures that has decreased competition. If these conditions continue, some of these service providers may consolidate or otherwise cease operations, which would reduce the number of network service providers from which we would be able to obtain network access. To the extent this were to occur, while we would still be able to maintain operations and our Wi-Fi services with a small number of network service providers, we would potentially not be able to provide sufficient alternative access points in some geographic areas, which could diminish our ability to provide broad, reliable, redundant coverage. Further, our ability to negotiate favorable access rates from network service providers could be impaired, which could increase our network access expenses and harm our operating results.

We Face Strong Competition In Our Market, Which Could Make It Difficult For Us To Generate Income

We compete for customers primarily with facilities-based carriers, as well as with other non-facilities-based network operators. Some of our competitors have substantially greater resources, larger customer bases, longer operating histories and greater name recognition than we have. In addition, we face the following challenges from our competitors:

    Price. Because many of our competitors own and operate physical networks, there is very little incremental cost for them to provide additional Internet connections. Should we be forced to lower our prices to compete, we would likely suffer a reduction in revenues.
    Additional Services. Some of our competitors provide services that we do not, such as local exchange and long distance services and voicemail services. Potential customers who desire these services may choose to obtain their Internet access services from the competitor that provides these additional services.
    Other Business Relationships. Potential customers may be motivated to purchase their Internet access services from a competitor in order to maintain or enhance their respective business relationships with that competitor.

The Market For Wireless Internet Service Is Still Unproven, Which Means That Our Revenue May Fall Short Of That Needed To Achieve Profitability

The market for wireless data access services is in the early stages of development. Critical issues concerning wireless communications and data access, including security, reliability, cost, regulatory issues, ease of use and quality of service, remain unresolved and are likely to affect the market for high-speed service. We cannot reliably project potential demand for high-speed service, particularly whether there will be sufficient demand at the volume and prices we need to be profitable. Moreover, if the customer base for high-speed service does not expand at the rate required to support the planned deployment of our network, our revenues and business will suffer, and we may be unable to complete our planned deployment. In addition, competition to provide wireless data access services could result in a high turnover rate among users, which could have an adverse effect on business and results of operations.

Uncertain Demand For Our Services May Cause Revenues To Fall Short Of Expectations And Expenses To Be Higher Than Forecast If We Need To Incur More Marketing Costs

We are unable to forecast revenues with certainty because of the unknown demand for the consumer portion of our high-speed service and the emerging nature of the Wi-Fi industry. Revenues could also fall short of expectations if we experience delays in completing the installation of network locations or entering into agreements with additional channel partners. To date, we have experienced slower demand for our wireless services from residents of the multifamily properties in which we have installed systems. As a result, our revenues are lower than expected, and we are in the process of refining our marketing plan for residents in order to achieve the desired level of subscription revenue in each property, which could result in increased marketing costs. In the event demand for our wireless services does not prove to be as great as anticipated, we will not be as profitable as anticipated.

We Could Fail To Develop New Products And Services To Compete In This Industry Of Rapidly Changing Technology, Resulting In Decreased Revenue

We operate in an industry with rapidly changing technology, and our success will depend on the ability to deploy new products and services that keep pace with technological advances. The market for Internet access is characterized by rapidly changing technology and evolving industry standards in both the Wi-Fi and Internet access industries. Our technology or systems may become obsolete upon the introduction of alternative technologies. If we do not develop and introduce new products and services in a timely manner, we may lose opportunities to competing service providers, which would adversely affect business and results of operations.

Our Ability To Grow Is Directly Tied To Our Ability To Attract And Retain Customers, Which Could Result In Reduced Income

We have no way of predicting whether our marketing efforts will be successful in attracting new locations and acquiring substantial market share. Past efforts have been directed toward a limited target market of multi-dwelling units. If our marketing efforts fail, we may fail to attract new customers and fail to retain existing ones, which would adversely affect our business and financial results.

New And Existing Competition May Gain Market Share And Limit Our Potential Growth

We have great concern about competing firms entering our target markets. We recognize tremendous value in being the first-to-market in many different geographical areas and market verticals especially since most of the location contracts are long-term in nature. There is no assurance that new or existing competitors will not adversely affect our business.

We Could Fail To Attract Or Retain Key Personnel, Which Could Hamper Our Ability To Generate Income

Our success largely depends on the efforts and abilities of key executives and consultants, including Scott Conley our Chief Operating Officer, and Keith A. Greaves our Chief Financial Officer. The loss of the services of either officer could materially harm our business because of the cost and time necessary to replace and train a replacement. Such loss would also divert management attention away from operational issues. We do not presently maintain key-man life insurance policies on either Conley or Greaves. We also have certain key employees who manage our operations and, if we were to lose their services, senior management would be required to expend time and energy to replace and train replacements. In addition, we need to attract additional high quality sales, technical and consulting personnel. To the extent that we are smaller than our competitors and have fewer resources, we may not be able to attract the sufficient number and quality of staff.

Periodic System Disruptions Could Result In A Loss Of Subscribers And Revenue

Our ability to attract and retain subscribers depends on the performance, reliability and availability of our services and infrastructure. We depend on physical infrastructure largely maintained by third parties and subject to disruption by events outside our control. We may experience periodic service interruptions caused by temporary problems in our own systems or in the systems of third parties upon whom we rely to provide service or support. Fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Service disruptions could adversely affect our revenue and, if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Any of these problems could adversely affect our business.

We May In The Future Be Subject To Federal and State Telecommunications Regulation, Which Could Adversely Affect Our Ability To Generate Income

We are not currently subject to regulation by the FCC and state public utility commissions. Changes in the regulation or interpretation of legislation affecting our operations could have a material adverse effect on our business, operating results and financial condition.

We Are Subject To Municipal and Other Local Regulation, Which Could Temporarily Decrease Our Ability To Generate Revenue

Municipalities may require us to obtain building permits and licenses or franchises in order to install Wi-Fi equipment and Internet terminals in various locations. A municipality's decision to require us to obtain permits or licenses could delay or impede the deployment of our networks.

There Are Many Competitors In Our Industry, And If We Are Unable To Compete, We Could Lose Customers And Income

While there are numerous companies involved in Wi-Fi, many of these firms are focused on delivering single product solutions. One or more of these companies may choose to compete against our target products and services. In addition to the large established companies, there are numerous small companies that may pursue similar markets with similar products and services. Increased competition could have material adverse consequences on us.

We May Be Unable To Obtain Additional Financing Which Could Decrease Our Operating Performance And Financial Condition

We will require additional capital. We currently do not have enough installed systems to generate the cash flow needed to pay our general and administrative expenses, and will need to install a significant number of additional systems before we will achieve a breakeven level of operations. In addition, each wireless system that we install requires capital to pay for the equipment and the installation costs. We cannot guaranty that additional financing will be available on favorable terms, or at all. Any additional financings may dilute the value and voting power of the common stock. We currently have no bank borrowings or credit facilities, and we cannot guaranty that we will be able to arrange any such debt financing or that such financing, if available, will be on acceptable terms. If we cannot obtain adequate funds, we cannot fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to market demands or to competitive pressures or market changes. All of these factors could have an adverse effect on our projected operating performance and financial condition.

We May Make Acquisitions Of Other Companies, Which Will Reduce Our Income In The Event We Are Not Able to Integrate Them Into Our Existing Operations

As part of our business strategy, we may make acquisitions of, or significant investments in, complementary companies, products or technologies. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. We cannot guaranty that we would be successful in overcoming these risks or any other problems encountered with such acquisitions, and our inability to overcome such risks could have a material adverse effect on its business, financial condition and results of operations.

Any Failure To Maintain Adequate General Liability, Commercial, and Product Liability Insurance Could Subject Us To Significant Losses Of Income

While we carry general liability, product liability and commercial insurance, we cannot guaranty that this insurance will be adequate to protect us against any general, commercial and/or product liability claims. Any general, commercial and/or product liability claim which is not covered by such policy, or is in excess of the limits of liability of such policy, could have a material adverse effect on our financial condition. There can be no assurance that we will be able to maintain this insurance on reasonable terms.

Our Common Stock May Be Deemed To Be "Penny Stock," Which May Make It More Difficult For Investors To Sell Their Shares Due To Suitability Requirements

Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for our common stock by reducing the number of potential investors and by making broker-dealers less likely to effect trades in the common stock. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks are stock:

    With a price of less than $5.00 per share;
    That are not traded on a "recognized" national exchange;
    Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or
    Issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock could affect the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

A Large Percentage Of Our Installations Have Occurred At A Real Estate Company At Which The Spouse Of An Officer Works, Which Could Result In The Loss of Major Customer and Revenue

Our first four wireless installations occurred at properties owned by Post Properties, a national real estate company that employs the spouse of our chief executive officer. Since the first four installations, we have diversified our customer base by beginning the installation of wireless systems at properties owned by an unrelated real estate company. However, we are still dependent on revenue from installations at Post Properties for substantially all of our subscription revenue. We currently do not have a long-term agreement with Post Properties. While our agreements with Post Properties are not within the scope of authority of our chief executive officer's spouse, there is a possibility that our relationship with Post Properties could suffer, or be terminated, if Post Properties' employment relationship with the chief executive officer's spouse is terminated adversely.

We Are Dependent On One Investor For All Of Our Capital, And Would Have Difficulty Staying In Business If Our Investor Decided Not To Invest More Capital

To date, all of our capital since inception has come from sales of common stock to Transfer Management International, Ltd. We are currently dependent on additional purchases of common stock by Transfer Management International, Ltd. to fund our operating losses and installation costs on new wireless systems. Transfer Management International, Ltd. is not contractually obligated to continue purchasing common stock from us. In the event Transfer Management International, Ltd. decided not to purchase additional shares of common stock from us, we would have to locate other investors. Until we found new investors to replace Transfer Management International, Ltd., we would have to severely reduce our operating expenses and would need to defer installation of new wireless systems in order to stay in business. There is no assurance that we would be able to reduce our operating expenses and installation costs sufficiently, and thus no assurance that we would be able to stay in business if Transfer Management International, Ltd. decided not to purchase additional shares of common stock from us.

Our Customer Contracts May Be Terminated At Will, Which Could Result In The Loss Of Business And The Write-Off Of Fixed Assets

Our contracts with multifamily properties in which we install our wireless systems are not for a fixed term, and may be terminated on thirty days notice by the owner of the apartment community, subject to our right to continue service to fulfill customer contracts. In the event an owner elects to terminate our relationship, we would have to remove or abandon our wireless system in the property. In the event we have to abandon an entire wireless system, we would have to write-off the entire capitalized cost of the system. In the event we have to remove a wireless system, we would be able to reuse any components that are removed. However, installation costs currently make up the majority of the capitalized cost of each system, and we would have to write-off all of the capitalized cost of the system that consists of installation costs. In addition, the cost to remove the systems could be substantial as well. There is no assurance that any owner will not elect to terminate our relationship with a property before we have been able to recover the installation costs for the wireless system in the property.

Our Top Officers Have No Experience In Public Company Reporting And Limited Experience In Financial Accounting, Which Could Impair Our Ability to Satisfy Public Company Filing Requirements And Increase Our Securities Compliance Costs

Neither of our officers have any prior experience as officers of a publicly traded company, or in complying with the regulatory requirements applicable to a public company. Only one of our officers - Keith Greaves - has any experience in the area of financial accounting by virtue of being a certified financial analyst, although Mr. Greaves is not an accountant by training. As a result, we could have difficulty satisfying the regulatory requirements applicable to public companies, which could adversely affect the market for our common stock. At present, we rely upon outside experts to advise us on matters relating to financial accounting and public company reporting. While we believe that it will be possible to satisfy our public company reporting requirements through the use of third party experts, our general and administrative costs may be higher to the extent our officers alone are not able to satisfy our public company reporting requirements.

RISK RELATED TO THIS OFFERING

We May Issue Preferred Stock With Rights Superior To Those Of Holders Of Our Common Stock Which Could Dilute The Net Tangible Book Value Of Our Common Stock

Our articles of incorporation provide for the authorization of 10,000,000 shares of "blank check" preferred stock. Pursuant to our articles of incorporation, our board of directors is authorized to issue such "blank check" preferred stock with rights that are superior to the rights of shareholders of our common stock, at a purchase price then approved by our board of directors, which purchase price may be substantially lower than the market price of shares of our common stock, without stockholder approval.

Our Common Stock May Lack Liquidity, Which Could Make It Very Difficult For Shareholders To Sell

We anticipate that our common stock will be traded on the OTC Bulletin Board. There can be no assurance that an active trading market for our common stock will be maintained or that the maintenance requirements for listing on the OTC Bulletin Board will be maintained. An absence of an active trading market could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock is likely to experience significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time.

The Volatility Of Stock Prices May Adversely Affect The Market Price Of Our Common Stock

The market for our common stock is highly volatile. The trading price of our common stock could be subject to wide fluctuations in response to, among other things:

    quarterly variations in operating and financial results;
    announcements of technological innovations or new products by our competitors or us;
    changes in prices of our products and services or our competitors' products and services;
    changes in product mix;
    changes in our revenue and revenue growth rates;
    response to our strategies concerning software and the Internet; and
    marketing and advertising.

Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business, or relating to us, could result in an immediate effect on the market price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many software and Internet companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We May Not Be Able To Achieve Secondary Trading Of Our Stock In Certain States Because Our Common Stock Is Not Nationally Traded

Because our common stock is not approved for trading on the Nasdaq National Market or listed for trading on a national securities exchange, our common stock is subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. This regulation covers any primary offering we might attempt and all secondary trading by our shareholders. While we intend to take appropriate steps to register our common stock or qualify for exemptions for our common stock in all of the states and jurisdictions of the United States, if we fail to do so the investors in those jurisdictions where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our shareholders.

Our Ability To Pay Dividends On Common Stock Depends On Profitability, Which Cannot Be Guaranteed

We have never paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon the future earnings, capital requirements, financial requirements and other factors that our Board of Directors will consider. Since we do not anticipate paying cash dividends on our common stock, the return on investment on our common stock will depend solely on an increase, if any, in the market value of the common stock.

Quarterly Operating Results Are Uncertain And May Fluctuate Significantly, Which Could Negatively Affect The Value Of The Common Stock

Our quarterly results of operations have varied in the past and are likely to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, some of which are outside of our control. We believe that revenues will be subject to fluctuations in the economy. Our results of operations may be impacted by these fluctuations. Consequently, our results of operations could be harmed by a downturn in the general economy or a shift in consumer buying patterns.

Due to these and other factors, we believe that quarter-to-quarter comparisons of operating results may not be meaningful and investors should not rely upon them as an indication of future performance. Our operating expenses are based on expected future revenues and are relatively fixed in the short term. If revenues are lower than expected, we could be adversely affected. In this event, the market price of our common stock likely would decline.

Issuance Of Shares Of Common Stock In The Future Could Negatively Affect The Value Of Shares Held By Existing Shareholders

Our articles of incorporation authorize the issuance of 50,000,000 shares of common stock with no par value. The future issuance of all or part of the remaining authorized common stock may result in dilution in the percentage of our common stock held by our existing shareholders. Also, any stock we sell in the future may be valued on an arbitrary basis by us, and the issuance of shares of common stock for future services, acquisitions or other corporate actions may have the effect of diluting the value of the shares held by existing shareholders.

The Selling Shareholders Intend To Sell Their Shares Of Common Stock In The Market, Which May Cause Our Stock Price To Decline

The selling shareholders intend to sell in the public market the shares of common stock being registered in this offering, subject to Rule 144 restrictions to affiliates and insiders. That means that up to 6,780,000 shares of common stock may be sold subject to various rules such as Rule 144 and insider trading restrictions. Such sales may cause our stock price to decline. The officers and directors of the company and those shareholders who are significant shareholders as defined by the Securities and Exchange Commission will continue to be subject to the provisions of various insider trading and Rule 144 regulations.

Possible Volatility Of Market Price Could Result In Losses Of Shareholders' Investments

From time to time after the offering, there may be significant volatility in the market price of the Common Stock. The stock market has from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of the stocks of high technology and telecommunications companies and which may be unrelated to the operating performance of such companies. Factors such as actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry, announcements by competitors, regulatory actions and general economic conditions will vary from period to period. As a result of these factors, the Company's operating results from time to time may be below the expectations of public market analysts and investors. Any such event would likely have a material adverse effect on the market price of the Common Stock.

Substantial Control By Officers, Directors and Principal Shareholders Could Result In Less Control By Other Shareholders Over The Company's Business Affairs

After the sale of the shares of Common Stock offered hereby, the Company's officers and directors (including their affiliates) will retain voting control of approximately 55% of the Company's outstanding Common Stock and therefore will be able to exercise substantial control over the Company's affairs. Accordingly, if such persons act together, they will be able to elect all directors and exercise control over the business policies and affairs of the Company.

FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. These statements may be found under "Management's Discussion and Analysis and Plan of Operation" and "Description of Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

SELLING SHAREHOLDERS

This prospectus relates to the resale from time to time of up to a total of 6,780,000 shares of common stock by selling shareholders.

The following table sets forth certain information regarding the beneficial ownership of our common stock as to the selling shareholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of July 21, 2005 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder's percentage of ownership in the following table is based upon 22,496,210 shares of common stock outstanding as of July 21, 2005.

Except as described below, none of the selling shareholders within the past three years has had any material relationship with us or any of our affiliates:

    T. Scott Conley has served as our Chief Executive Officer and chairman since October 29, 2003;
    Keith A. Greaves has served as our Chief Financial Officer and a director since October 29, 2003;

The term "selling shareholders" also includes any transferees, pledges, donees, or other successors in interest to the selling shareholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.

The selling shareholders named below are selling the securities. The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling shareholders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling shareholders upon termination of this offering. These selling shareholders acquired their shares by purchase exempt from registration under section 4(2) of the Securities Act of 1933, Regulation D under the Securities Act of 1933, or Regulation S under the Securities Act of 1933. We believe that the selling shareholders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling shareholders. No selling shareholders are broker-dealers or affiliates or employees of broker-dealers. The securities included in this list include securities which would otherwise become saleable from time to time pursuant to Rule 144 as currently in effect.
Selling Stockholder	Total Shares Owned	Shares Registered	% Before Offering	% After Offering	Relationship (if any)
T. Scott Conley	5,600,000	200,000	25.6%	24.7%	(1)
Keith A. Greaves	4,600,000	200,000	21.0%	20.1%	(2)
Transfer Management International, Ltd. (3)	3,521,709	3,111,709	15.4%	0.0%	none
Robin Abraham	12,000	12,000	0.1%	0.0%	none
Woodrow Acheson	6,500	6,500	0.0%	0.0%	none
Charles Adamson	15,000	15,000	0.1%	0.0%	none
Sadik Ahmed	16,300	16,300	0.1%	0.0%	none
James Aitken	5,000	5,000	0.0%	0.0%	none
Abubakar Sadiq Ajiya	1,000	1,000	0.0%	0.0%	none
Danish Alam	3,000	3,000	0.0%	0.0%	none
David Allen	10,000	10,000	0.0%	0.0%	none
Michael Allfrey	5,000	5,000	0.0%	0.0%	none
Martin Amegashitsi	2,000	2,000	0.0%	0.0%	none
Rohit Anhal	1,000	1,000	0.0%	0.0%	none
Charles Appleby	5,000	5,000	0.0%	0.0%	none
Mooroogessa Arnacchhellum	2,000	2,000	0.0%	0.0%	none
Ali Ashgar	5,500	5,500	0.0%	0.0%	none
Gerald Michael Baker	8,000	8,000	0.0%	0.0%	none
Charles Bannister	5,000	5,000	0.0%	0.0%	none
David Barlow	9,000	9,000	0.0%	0.0%	none
D H Barnes	22,000	22,000	0.1%	0.0%	none
Edward Barral	4,000	4,000	0.0%	0.0%	none
Stephen Barriball	20,000	20,000	0.1%	0.0%	none
Terence Beaumont	4,000	4,000	0.0%	0.0%	none
David Roy Beech	10,000	10,000	0.0%	0.0%	none
Graeme Bell	19,000	19,000	0.1%	0.0%	none
Henry Benger	5,000	5,000	0.0%	0.0%	none
Christopher Bennett	6,000	6,000	0.0%	0.0%	none
Christopher Benton	3,000	3,000	0.0%	0.0%	none
Jeffery Benton	5,000	5,000	0.0%	0.0%	none
Jashveer Bhagrath	6,000	6,000	0.0%	0.0%	none
Jawant Bhamber	2,000	2,000	0.0%	0.0%	none
William Bland	20,000	20,000	0.1%	0.0%	none
Martin Bleidiessel	3,000	3,000	0.0%	0.0%	none
Alastair Bolton	33,730	33,730	0.1%	0.0%	none
Derrick Brad	5,000	5,000	0.0%	0.0%	none
Keith Bradshaw	17,430	17,430	0.1%	0.0%	none
Ludwig Brenner	2,000	2,000	0.0%	0.0%	none
Pat Brett	3,000	3,000	0.0%	0.0%	none
Ronald Edward Brewer	2,000	2,000	0.0%	0.0%	none
Brian Dale and Company (4)	25,000	25,000	0.1%	0.0%	none
Rodrick Broadberry	5,000	5,000	0.0%	0.0%	none
Noel Brooksbank	1,250	1,250	0.0%	0.0%	none
Mark Brownhall	2,000	2,000	0.0%	0.0%	none
Peter Brummer	4,000	4,000	0.0%	0.0%	none
Mark Bulman	6,975	6,975	0.0%	0.0%	none
Desmond George Caddy	6,000	6,000	0.0%	0.0%	none
John Michael Calvert	2,000	2,000	0.0%	0.0%	none
John Carroll	20,000	20,000	0.1%	0.0%	none
Colin Castle	11,000	11,000	0.0%	0.0%	none
Chancellor Holdings (5)	30,000	30,000	0.1%	0.0%	none
Raymond Arthur Chant	6,000	6,000	0.0%	0.0%	none
Eileen Annie Charnley	7,660	7,660	0.0%	0.0%	none
Aziz Chaudhry	4,000	4,000	0.0%	0.0%	none
Anthony Clare	4,000	4,000	0.0%	0.0%	none
Andrew Clough	13,000	13,000	0.1%	0.0%	none
Ginilio Conti	2,500	2,500	0.0%	0.0%	none
Robert Cook	4,000	4,000	0.0%	0.0%	none
John Cope	50,000	50,000	0.2%	0.0%	none
Patrick Cornelius	7,000	7,000	0.0%	0.0%	none
David John Corsar	2,500	2,500	0.0%	0.0%	none
Sally Anne Cosgrave	2,000	2,000	0.0%	0.0%	none
Alex Coutts	5,980	5,980	0.0%	0.0%	none
Dennis Cox	63,000	63,000	0.3%	0.0%	none
David Crabb	4,000	4,000	0.0%	0.0%	none
David Cresswell	6,000	6,000	0.0%	0.0%	none
William Crighton	4,000	4,000	0.0%	0.0%	none
Peter Cullen	40,000	40,000	0.2%	0.0%	none
George Peter Maclean Cuthbertson	10,000	10,000	0.0%	0.0%	none
Karsten Dalsgaard	5,980	5,980	0.0%	0.0%	none
Glyn Davies	2,000	2,000	0.0%	0.0%	none
Christopher DeSouza	5,000	5,000	0.0%	0.0%	none
Martin Deym	6,000	6,000	0.0%	0.0%	none
Balbir Singh Dhillon	38,000	38,000	0.2%	0.0%	none
Hauke Dodeck	13,000	13,000	0.1%	0.0%	none
Dermont Dolon	13,000	13,000	0.1%	0.0%	none
Donagh Dougan	11,000	11,000	0.0%	0.0%	none
Colin Elliot Douglas	1,750	1,750	0.0%	0.0%	none
Paul Drake	2,500	2,500	0.0%	0.0%	none
John Duffy	3,000	3,000	0.0%	0.0%	none
Trevor Dunlop	2,000	2,000	0.0%	0.0%	none
James Mark Anthony Duranjorda	46,800	46,800	0.2%	0.0%	none
George Economides	2,500	2,500	0.0%	0.0%	none
Peter Edgell	4,000	4,000	0.0%	0.0%	none
Christopher John Emery	15,000	15,000	0.1%	0.0%	none
European Pension Management (6)	62,500	62,500	0.3%	0.0%	none
Keith Evans	14,000	14,000	0.1%	0.0%	none
Mark James Farnworth	2,000	2,000	0.0%	0.0%	none
James Farquhar	3,000	3,000	0.0%	0.0%	none
John Lionel Fenner	2,000	2,000	0.0%	0.0%	none
David Ferris	15,500	15,500	0.1%	0.0%	none
James Fitzmorris	2,000	2,000	0.0%	0.0%	none
John Joseph Flatley	2,500	2,500	0.0%	0.0%	none
Anthony Fletcher	7,000	7,000	0.0%	0.0%	none
Kenneth Foster	4,000	4,000	0.0%	0.0%	none
John Furniss	1,000	1,000	0.0%	0.0%	none
John Gatrell	2,500	2,500	0.0%	0.0%	none
William Gellatly	15,000	15,000	0.1%	0.0%	none
Roger Glenham Clark	5,000	5,000	0.0%	0.0%	none
Dorothy Goodman	3,000	3,000	0.0%	0.0%	none
Sean Graham	2,500	2,500	0.0%	0.0%	none
Siobhan Graham	5,000	5,000	0.0%	0.0%	none
Terence Gregory	35,000	35,000	0.2%	0.0%	none
Alan Grundy	3,000	3,000	0.0%	0.0%	none
Francis Grundy	7,500	7,500	0.0%	0.0%	none
Keith Gurner	2,000	2,000	0.0%	0.0%	none
Anthony Forrester Gyles	8,000	8,000	0.0%	0.0%	none
David Hall	3,000	3,000	0.0%	0.0%	none
Fiona Hamilton	9,000	9,000	0.0%	0.0%	none
John Hamilton-Stacey	7,000	7,000	0.0%	0.0%	none
Baard Hamran	13,000	13,000	0.1%	0.0%	none
Jack Harvey	10,000	10,000	0.0%	0.0%	none
William Harrison Hearn	2,950	2,950	0.0%	0.0%	none
George Henderson	4,000	4,000	0.0%	0.0%	none
John Hepworth	6,000	6,000	0.0%	0.0%	none
Graham Herbert	15,000	15,000	0.1%	0.0%	none
Steven Herterich	52,925	52,925	0.2%	0.0%	none
Darryl Hewson	3,000	3,000	0.0%	0.0%	none
Michael Fraser Hill	18,000	18,000	0.1%	0.0%	none
Judith Hindson	3,000	3,000	0.0%	0.0%	none
Thomas Hockaday	3,500	3,500	0.0%	0.0%	none
Betty Hodson	2,000	2,000	0.0%	0.0%	none
Eugene Hoeberechts	9,000	9,000	0.0%	0.0%	none
Christer Hoglund	5,000	5,000	0.0%	0.0%	none
Kenneth Hosgood	6,970	6,970	0.0%	0.0%	none
Patrick Howell	5,000	5,000	0.0%	0.0%	none
Frederick Blair Hughes	12,500	12,500	0.1%	0.0%	none
Richard Hughes	3,000	3,000	0.0%	0.0%	none
Vincent Edward Hurn	2,000	2,000	0.0%	0.0%	none
Robert Ibbertson	12,000	12,000	0.1%	0.0%	none
Albert Norman Jackson	2,000	2,000	0.0%	0.0%	none
Errord and Pearl Jarrett	70,000	70,000	0.3%	0.0%	none
Patrick Jefferies	9,675	9,675	0.0%	0.0%	none
Frederick Stanley Jelly	3,000	3,000	0.0%	0.0%	none
Terry Jenkins	8,000	8,000	0.0%	0.0%	none
Alan Leslie Jones	26,000	26,000	0.1%	0.0%	none
David I.M. Jones	5,000	5,000	0.0%	0.0%	none
Gerald Alurd Joshua	4,000	4,000	0.0%	0.0%	none
Bhapinder Juttla	14,500	14,500	0.1%	0.0%	none
Peter Kelsall	3,000	3,000	0.0%	0.0%	none
John Kemp	6,000	6,000	0.0%	0.0%	none
Peter Kenworthy	8,000	8,000	0.0%	0.0%	none
Fu-Meng Khaw	2,000	2,000	0.0%	0.0%	none
William Kilpatrick	1,200	1,200	0.0%	0.0%	none
Harold Eric King	19,000	19,000	0.1%	0.0%	none
Mary King	67,000	67,000	0.3%	0.0%	none
Terrance King	30,000	30,000	0.1%	0.0%	none
Mervin Kingston	10,000	10,000	0.0%	0.0%	none
Paul Kirton	2,000	2,000	0.0%	0.0%	none
Elizaberh Konare	7,000	7,000	0.0%	0.0%	none
Adeegbuyi Kujore	4,000	4,000	0.0%	0.0%	none
Donatus Kwesike	2,000	2,000	0.0%	0.0%	none
Robert Laight	3,000	3,000	0.0%	0.0%	none
Christopher Landmann	125,000	125,000	0.6%	0.0%	none
Dale Edward Langley	15,000	15,000	0.1%	0.0%	none
Wai Hung Lau	7,500	7,500	0.0%	0.0%	none
Paul Lefley	1,500	1,500	0.0%	0.0%	none
Richard Graham Legge	3,000	3,000	0.0%	0.0%	none
Hans Leptien	5,000	5,000	0.0%	0.0%	none
Paul Liddy	2,000	2,000	0.0%	0.0%	none
Anna Catrin Linden	1,500	1,500	0.0%	0.0%	none
Melvyn Lloyd	4,000	4,000	0.0%	0.0%	none
Hellmut Longin	5,000	5,000	0.0%	0.0%	none
Gordon Henry Low	5,000	5,000	0.0%	0.0%	none
David and Ruth Lyes	3,000	3,000	0.0%	0.0%	none
John Madeley	2,000	2,000	0.0%	0.0%	none
Elizabeth Makepeace	2,500	2,500	0.0%	0.0%	none
Mohammed Mazhar and Surreyya Ramzan Malik	2,000	2,000	0.0%	0.0%	none
Peter William Mann	6,000	6,000	0.0%	0.0%	none
Christopher Marr	2,000	2,000	0.0%	0.0%	none
Brian Martin	6,000	6,000	0.0%	0.0%	none
Anthony Robert Matthews	35,500	35,500	0.2%	0.0%	none
Frank McCarry	3,000	3,000	0.0%	0.0%	none
Ellen McGill	6,000	6,000	0.0%	0.0%	none
William Patrick McGrath	10,000	10,000	0.0%	0.0%	none
Robin George McGregor	125,000	125,000	0.6%	0.0%	none
John McHugh	2,000	2,000	0.0%	0.0%	none
Janice McIlveen	4,000	4,000	0.0%	0.0%	none
John McInally	11,000	11,000	0.0%	0.0%	none
Kenneth McVey	15,000	15,000	0.1%	0.0%	none
David Meek	3,000	3,000	0.0%	0.0%	none
Claes Melin	10,000	10,000	0.0%	0.0%	none
Stewart Milburn	8,000	8,000	0.0%	0.0%	none
Ronald Millinger	2,500	2,500	0.0%	0.0%	none
Dharmendra Mistry	2,000	2,000	0.0%	0.0%	none
Fraser Mitchell	5,000	5,000	0.0%	0.0%	none
Jennifer Mobsby	2,400	2,400	0.0%	0.0%	none
Robert Moody	7,500	7,500	0.0%	0.0%	none
Andrew George Moore	15,000	15,000	0.1%	0.0%	none
John Moorhouse	3,000	3,000	0.0%	0.0%	none
Geoffrey Morris	6,300	6,300	0.0%	0.0%	none
Jane Elizabeth Morris	20,000	20,000	0.1%	0.0%	none
Stanley Murton	2,500	2,500	0.0%	0.0%	none
Martin Nancekivell	2,000	2,000	0.0%	0.0%	none
Rashid Nassoro	5,000	5,000	0.0%	0.0%	none
Valerie Neill	3,000	3,000	0.0%	0.0%	none
Ridley Nervin	6,750	6,750	0.0%	0.0%	none
Dennis Newman	3,000	3,000	0.0%	0.0%	none
Marc Nunn	10,250	10,250	0.0%	0.0%	none
Robert Nutt	2,500	2,500	0.0%	0.0%	none
Jennifer Oliver	6,100	6,100	0.0%	0.0%	none
J Ostreicher	15,000	15,000	0.1%	0.0%	none
Dennis Francis O'Sullivan	2,500	2,500	0.0%	0.0%	none
Bhogilai Pancholi	92,500	92,500	0.4%	0.0%	none
Colin Parson	3,000	3,000	0.0%	0.0%	none
Premj Karsan Patel	10,500	10,500	0.0%	0.0%	none
Karen Margaret Paterson	6,000	6,000	0.0%	0.0%	none
John Pathy	10,000	10,000	0.0%	0.0%	none
Hans Henrik Pedersen	5,000	5,000	0.0%	0.0%	none
Stephen Penny	7,500	7,500	0.0%	0.0%	none
Berrist Phillips	20,000	20,000	0.1%	0.0%	none
Reginald Pinker	2,000	2,000	0.0%	0.0%	none
Helen Grace Powell	3,000	3,000	0.0%	0.0%	none
Kenneth and Jean Margaret Price	33,000	33,000	0.1%	0.0%	none
Samia Rahman	6,500	6,500	0.0%	0.0%	none
Michael Riley	10,500	10,500	0.0%	0.0%	none
Inge Risjord	3,000	3,000	0.0%	0.0%	none
Bryn Roberts	150,000	150,000	0.7%	0.0%	none
John Eric Roberts	4,500	4,500	0.0%	0.0%	none
Martin W Robinson	10,000	10,000	0.0%	0.0%	none
Uwe Roglin	1,000	1,000	0.0%	0.0%	none
Jerry Rosenfield	25,000	25,000	0.1%	0.0%	none
Stephen John Rushton	17,500	17,500	0.1%	0.0%	none
Monika Samuelsson	2,000	2,000	0.0%	0.0%	none
Jagjit Sandhu	5,000	5,000	0.0%	0.0%	none
David Schwartz	5,000	5,000	0.0%	0.0%	none
Alexander Semple	6,000	6,000	0.0%	0.0%	none
Rajnikant Amratlal Shah	2,000	2,000	0.0%	0.0%	none
Geoffrey John Shaxton	40,000	40,000	0.2%	0.0%	none
Harold Shephard	7,000	7,000	0.0%	0.0%	none
Terry and Jennifer Sherwood	25,000	25,000	0.1%	0.0%	none
Johanna Monica Shirt	3,000	3,000	0.0%	0.0%	none
Christopher Silcox	20,000	20,000	0.1%	0.0%	none
Margaret Sinclair	15,834	15,834	0.1%	0.0%	none
Brett Sinson	215,000	215,000	1.0%	0.0%	none
Richard Smith	13,000	13,000	0.1%	0.0%	none
Chris John Stanley	65,000	65,000	0.3%	0.0%	none
Erik Steenberg-Kirstenssen	8,000	8,000	0.0%	0.0%	none
Erik Steenfeldt-Kristensen	8,000	8,000	0.0%	0.0%	none
Fitzroy Trevor Stewart	5,832	5,832	0.0%	0.0%	none
John Stewart	15,000	15,000	0.1%	0.0%	none
David Strachan	15,000	15,000	0.1%	0.0%	none
Ronald Colin Sturrock	2,000	2,000	0.0%	0.0%	none
Sarwan Kumar Sumon	13,000	13,000	0.1%	0.0%	none
John Surgenor	9,750	9,750	0.0%	0.0%	none
George Tait	4,000	4,000	0.0%	0.0%	none
Robert Tanton	2,000	2,000	0.0%	0.0%	none
Alexander Charles Taylor	2,000	2,000	0.0%	0.0%	none
Celia Margeret Thomas	5,000	5,000	0.0%	0.0%	none
Greig Watson Thompson	10,000	10,000	0.0%	0.0%	none
Wayne Thompson	2,000	2,000	0.0%	0.0%	none
Leonard McKay Todd	36,000	36,000	0.2%	0.0%	none
Philip Valentine	60,000	60,000	0.3%	0.0%	none
Marshall Walker	11,500	11,500	0.1%	0.0%	none
E J Warren	19,000	19,000	0.1%	0.0%	none
Roy Buchanan Welford	4,000	4,000	0.0%	0.0%	none
Robert Welsh	13,250	13,250	0.1%	0.0%	none
Charles Whiteley	15,000	15,000	0.1%	0.0%	none
Andrew Whittle	5,750	5,750	0.0%	0.0%	none
Ron Willis	53,500	53,500	0.2%	0.0%	none
Arthur Neville Wilson	3,500	3,500	0.0%	0.0%	none
David Wilson	2,000	2,000	0.0%	0.0%	none
Linda Wilson	3,000	3,000	0.0%	0.0%	none
Andrew York	1,000	1,000	0.0%	0.0%	none
	16,990,000
    Founder, Chief Executive Officer, President and Chairman of the Board.
    Founder, Chief Financial Officer and Director.
    Lisette Wells is the individual who exercises voting and dispositive powers with respect to shares owned by Transfer Management International, Ltd.
    Brian Dale is the individual who exercises voting and dispositive powers with respect to shares owned by Brian Dale and Company, Inc.
    Joseph Esau is the individual who exercises voting and dispositive powers with respect to shares owned by Chancellor Holdings.
    Geoffrey Morris is the individual who exercises voting and dispositive powers with respect to shares owned by European Pension Management.

    The selling shareholders acquired the shares registered hereunder in the following transactions:

      Messrs. Conley and Greaves are two of our founders, and originally acquired 6,000,000 and 5,000,000 shares, respectively, on October 29, 2003 in connection with our formation. They each contributed $500 in cash or services for their shares. The shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.
      Transfer Management International, Ltd. acquired 1,000,000 of the shares registered for sale on April 24, 2004 from Michael Price. Mr. Price was one of our founders, and acquired 5,500,000 shares of our common stock for $500 in services in connection with our formation. On April 24, 2004, Mr. Price agreed to cancel 4,500,000 of his shares in connection with his resignation as an officer and director. At that time, Transfer Management International, Ltd. acquired the balance of the shares owned by Mr. Price. The shares were originally issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.
      Transfer Management International, Ltd. acquired 300,000 shares from Dominic Richardson in May 2005, which Mr. Richardson had acquired from Messrs. Conley and Greaves in consideration for a loan that he made to them. See "Certain Relationships and Related Transactions."
      The remaining 1,811,709 shares owned outright by Transfer Management International, Ltd. that are registered for sale herein were acquired by Transfer Management International, Ltd. for $0.30 per share pursuant to a Regulation S Securities Purchase Agreement dated April 24, 2004. The shares were originally issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933.
      Transfer Management International, Ltd.'s beneficial ownership also includes 410,000 warrants issued to Transfer Management International, Ltd. as of January 1, 2005 in consideration for an amendment to an agreement to extend the date of the Regulation S Securities Purchase Agreement. Neither the warrants nor the shares underlying the warrants are registered herein.
      All of the other selling shareholders whose shares are registered for sale herein acquired their shares from Transfer Management International, Ltd. at various prices. The selling shareholders acquired their shares in transactions that were exempt from registration under Rule 904 of Regulation S under the Securities Act of 1933.

  We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

  Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

  With respect to certain selling shareholders, we agreed to keep this prospectus effective until the earlier of the date which is three years after this registration has been declared effective by the SEC, such earlier date as of which all of the common stock registered for resale hereunder has been sold, or such earlier date as of which all of the common stock registered hereunder may be sold under Rule 144. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.

  In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. Thirty-five states have what is commonly referred to as the "standard manual exemption" for secondary trading of securities such as those to be resold by selling shareholders under this registration statement. In these states, so long as we obtain and maintain a listing in one of the commonly accepted standard manuals (e.g. Standard and Poor's Corporate Manual), and the manual sets forth certain information: (1) the names of our officers and directors, (2) our balance sheet, and (3) our profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Delaware, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming. We cannot secure this listing, and thus this qualification, until after this registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

  We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders; provided however that we intend to take appropriate action to qualify securities for resale in the States of New York, Georgia and Florida.

  Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling shareholders and will inform them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

  USE OF PROCEEDS

  This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling shareholders. There will be no proceeds to us from the sale of shares of common stock in this offering.

  DETERMINATION OF OFFERING PRICE

  There is no established market for our common stock. The initial offering price at which the selling shareholders intend, prior to the development of a formal market for the stock, to resell shares of common stock is $1.50 per share, and is the price at which shares of common stock have been sold to many of the selling shareholders by Transfer Management International, Ltd. which is also a selling stockholder herein. This price is not based upon any independent valuation of our common stock, our perceived market value, book value, or any other established criteria of value. The common stock may have a value significantly less than the initial offering price and there is no guarantee that the common stock will ever obtain a value equal to or greater than the initial offering price.

  DILUTION

  We are only registering shares of common stock already outstanding and held by selling shareholders under this prospectus. As such, purchasers of shares of common stock sold under this prospectus shall not experience any immediate dilution as a result of or upon such purchase. The price at which we anticipate our common stock will initially be sold is $1.50 per share. Messrs. Conley and Greaves are our founders, as well as officers and directors. They are each authorized to sell 200,000 shares herein. They acquired their shares at our formation for the contribution of cash or services valued at $500, and thus their historical basis in the shares they are authorized to sell herein is substantially less than the anticipated sales price.

  SHARES OF THE COMPANY ELIGIBLE FOR FUTURE SALE

  Prior to the date of this prospectus, there has been no public market for our common stock. Sales of substantial numbers of shares of our common stock in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices of our shares.

  Assuming no exercise of warrants outstanding, there are 22,496,210 shares of our common stock issued and outstanding as of the date of this prospectus. These shares of common stock will be deemed to be "restricted securities" under Rule 144. Restricted securities may only be sold in the public market pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Act. These rules are summarized below.

  Eligibility of Restricted Shares for Sale in the Public Market

  As of the date of this prospectus, 15,850,000 shares of common stock are currently eligible for resale under Rule 144, in each case subject to volume, manner of sale and other limitations under Rule 144. 10,200,000 of such shares are subject to agreements that restrict the amount of shares that can be sold under Rule 144, as described below.

  Of the shares currently eligible for sale under Rule 144, 1,800,000 are included in the shares of common stock registered in this Prospectus.

  Rule 144

  In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

      1.0% of the number of shares of common stock outstanding, which is approximately 224,962 shares of common stock; or
      the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, under Rule 144(k) as currently in effect, a person:

      who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and
      who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate,

  is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 904

  In general, securities originally issued under Regulation S are restricted securities and may be sold pursuant to Rule 144. In addition, securities issued under Regulation S may also be resold under Rule 904, which is available to any person other than us, a distributor, or any of affiliates of us or a distributor if:

      The offer or sale is made in an offshore transaction;
      No directed selling efforts are made in the United States by the seller or an affiliate of the seller.

  In addition, if the offer or sale is during the distribution compliance period and is by a dealer or person receiving a selling concession, fee or other remuneration, then:

      Neither the seller nor anyone acting on its behalf can know that the offeree or buyer is a U.S. person; or
      If the purchaser is a dealer or person receiving a selling concession, fee, or other remuneration, then the seller must send to the purchaser a confirmation stating that the securities may only be sold during the distribution compliance period only pursuant to Regulation S, a registration statement or an exemption from registration.

  Warrants

  We have issued warrants to purchase 3,500,000 shares of common stock. The issuance of common stock underlying at least 1,000,000 of the warrants are eligible for registration on Form S-8 under the Act, although we do not currently have any plans to file a Form S-8 registration statement with respect to those warrants. The registration statement on Form S-8 will become effective automatically upon filing. Shares of common stock issued upon exercise of a warrant and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

  Lock Up of Certain Shares

  In their employment agreements, T. Scott Conley and Keith A. Greaves, who hold 5,600,000 and 4,600,000 shares of common stock, respectively, agreed that during the term of their employment agreements that they will not, within any calendar quarter, sell more than 20% of the average weekly trading volume of the common stock for the four weeks prior to the calendar quarter.

  NetConx D and C Wireless, LLC, which holds 1,166,210 shares of common stock, has agreed that during the term of the Sole Distributor Agreement with us that it will not, within any calendar quarter, sell more than 1% of the average weekly trading volume of the common stock for the four weeks prior to the calendar quarter.

  PLAN OF DISTRIBUTION

  The selling shareholders, and any of their pledgees, asignees and successors-in-interest, may from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

      ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;
      block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
      an exchange distribution in accordance with the rules of the applicable exchange;
      privately negotiated transactions;
      short sales (other than short sales established prior to the effectiveness of the Registration Statement to which this Prospectus is a part);
      broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;
      a combination of any such methods of sale; and
      any other method permitted pursuant to applicable law.

  The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

  Broker-dealers engaged by selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

  The selling shareholders may from time to time pledge or grant a security interest in some or all of the registrable securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

  The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

  The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Each selling stockholder has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

  We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

  Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling shareholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling shareholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

  The selling shareholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling shareholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling shareholders are distributing shares covered by this prospectus. Accordingly, except as noted below, the selling shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling shareholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

  The following information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this filing. Statements in this Management's Discussion and Analysis and elsewhere in this prospectus that are not statements of historical or current fact constitute "forward-looking statements." For an overview of the company please see the section entitled Description of the Business, which follows this section.

  Plan of Operation

  Our business plan involves the installation of wireless Internet systems in multifamily properties. Our revenues come from the sale of Internet service to residents of the properties who subscribe to our service. We plan to remain focused on providing wireless Internet access to high density residential communities as our primary business activity. We plan to expand our operations throughout the southeastern United States by marketing to two distinct entities: property management companies, and residents in multiple dwelling unit communities. The first involves developing strategic relationships with upscale property management companies and developers of new multiple dwelling units to enable us to install our systems in their properties on an exclusive basis. The second involves marketing to potential subscribers (i.e., the residents) in order to achieve maximum subscriber penetration. Our goal for fiscal year 2005 is to have a minimum of 1,000 residential subscribers. For fiscal year 2006, the goal is to have a total of at least 3,000 subscribers. As of July 18, 2005, we had 252 subscribers.

  We have also begun marketing our services to educational institutions that desire to provide wireless Internet access to their student populations. Unlike multi-family properties, educational institutions have shown a willingness to pay for part or all of the cost of installing the system. In addition, because the Internet service we provide would be offered as part of the institution's educational experience, our revenues would not be dependent on obtaining subscribers for our service. Instead, the service would be open to all students, and we would be compensated on a per student basis by the educational institution itself.

  We plan to compete on the basis of superior technology, price and customer service. In particular, we plan to offer our Internet service at a lower price than our competitors, which are primarily DSL or cable Internet service. Our plan is also to utilize the best available technology at any given time, so as to continue to offer reliable, high quality, wireless Internet access that provides each end user with maximum mobility, very high speed, and security.

  Other potential sources of revenue may include business-to-business applications of broadband technology, and implementation of wider area Internet coverage as technology evolves. The company also plans to move toward total convergence at some point in the future, providing voice and video in addition to data.

  In the future, we will require additional sources of external capital in order to grow. The capital will be used primarily for new site deployments, additional personnel, marketing and sales.

  Critical Accounting Policies And Estimates

  Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. At each balance sheet date, management evaluates its estimates, including but not limited to, those related to inventories, accrued liabilities, and the valuation allowance offsetting deferred income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and critical accounting policies that are most important in fully understanding and evaluating our financial condition and results of operations include those listed below, as well as our valuation of equity securities used in transactions and for compensation, and our revenue recognition methods.

  Revenue Recognition

  Revenues are generated by month-to-month Internet connection subscriptions with individual end-users. Subscription revenues are recognized in the month service is provided. Billing is made by pre-authorized charge to a subscriber's credit card following the month the service is provided.

  Network Installation Cost Recognition

  Prior to obtaining end-user subscriptions, the Company obtains an installation agreement with a multi-family property, and incurs costs to install components and activate a wireless network that will service the multi-family property. Installation costs, which include hardware components and direct labor, are capitalized as incurred and amortized on a straight-line basis over 3 years beginning at the time the network is placed in service in order to match installation costs against related subscription revenues. Capitalized installation costs are included (net of amortization) in property and equipment in the accompanying balance sheets.

  Property and Equipment

  Property and equipment are recorded at cost. Except for capitalized network installation costs described above, depreciation for other equipment purchases is provided on a straight-line basis over the estimated useful lives of the related assets, which range from 5 - 7 years.

  Cost of Service

  Direct costs related to providing subscriber services, other than those specifically identifiable to the initial installation costs described above, are charged as incurred and classified as Cost of Service in the Company's financial statements. These include such costs as system testing and maintenance, bulk bandwidth costs, email/website hosting, and contracted or allocated employee costs for general system and customer service support.

  Results of Operations

  For the Period from October 29, 2003 (Inception) through September 30, 2004

  During the period ending September 30, 2004, we generated $93 in revenues and incurred a net loss of ($204,625). Operations during the period ending September 30, 2004 were devoted primarily to strategic planning, raising capital and developing revenue-generating opportunities. Significant costs relating to these activities included:

      $13,012 to develop Internet, communications, and billing systems directly related to supporting local wireless networks.
      $78,550 in salary expense for officers to perform substantially all start-up, planning, and marketing activities of the Company during this period.
      $92,235 in professional services for business planning and capital search activities.

  We began installation of our first wireless system near the end of the period in Atlanta, Georgia. As of September 30, 2004, the material and labor costs incurred for this installation was $63,908, which was capitalized and is not reflected in the net loss for this period.

  For the Six Months ended March 31, 2005

  During the six months ended March 31, 2005, we generated $20,334 of revenues and incurred a net loss of ($377,630). Of the revenues generated during this period, $6,594 was from the deployment of our first wireless system at an apartment complex in Atlanta, Georgia. During this period, we started and completed the installation of three additional wireless systems in multi-family properties in Charlotte, North Carolina. We are currently signing up subscribers and providing service to the properties.

  We generated $13,740 during the period attributable to our first sales under a Sole Distributor Agreement that we entered into with Netconx on January 1, 2005. Under the Sole Distributor Agreement, we are entitled to purchase certain network components for internal use or resale. In the event we resell the components to third parties, we are obligated to pay an additional royalty based on the gross profit that we realize from the sale. In addition, we are obligated to pay an additional $100 royalty on each outdoor access point that is manufactured from a card.

  Significant expenses were as follows:

      $147,628 for salary expense, which included $113,833 in compensation paid in the first quarter to officers. We incurred higher than normal officer compensation in the first quarter due to nonrecurring bonuses paid to the two principal officers. Following the first quarter, we entered into employment agreements with Messrs. Conley and Greaves that fixes their compensation at $80,000 per year.
      $79,534 in professional services, of which $50,000 was for management consulting and strategic planning.
      A non-cash $50,000 expense relating to amortization of the estimated fair value of stock granted to Netconx in exchange for a sole distributor agreement.
      Other selling, general and administrative expense increased to $72,482 as a function of the commencement and growth of operations over that of the prior period.

  Capitalized material and labor costs for network installations increased by $215,908 to $279,816 during this period, largely due to costs incurred to finalize the first installation in Atlanta and to start and complete three installations in Charlotte.

  Liquidity and Capital Resources

  We are currently financing our operations from the proceeds from the sale of common stock to a foreign investor under Regulation S. During the period from inception (October 29, 2003) to September 30, 2004, we raised $305,000 from the sale of 1,016,667 shares of common stock to the foreign investor. During the six months ended March 31, 2005, we raised $688,500 from the sale of 2,294,999 shares of common stock to the foreign investor. Since March 31, 2005, we have raised an additional $530,500 from the sale of 1,768,334 shares of common stock to the foreign investor. At September 30, 2004 and March 31, 2005, we had working capital of $56,075 and $137,120, respectively.

  Our working capital is currently insufficient for us to fully implement our business plan. Our business plan involves the installation of wireless Internet systems in multifamily properties at our expense, including all parts and labor associated with the systems. Our revenues come from the sale of Internet service to residents of the properties who subscribe to our service. The total potential revenue from the four properties in which we have installed systems will be insufficient to enable us to pay all of our recurring expenses. Therefore, we must install more systems in order for us to achieve a breakeven level of operations. However, we incur a significant capital cost to install a system in a property.

  We believe our current working capital is sufficient to both sustain our current operations and planned growth only through the first quarter of the 2006 fiscal year (December 31, 2006). We are currently using capital at an average monthly rate of $40,000 for operating expenses. In addition, we must incur additional capital expenditures with each system that we install. This rate will accelerate significantly over the following twelve months if we reach agreements to install systems in the number of properties that we have projected in our business plan.

  We project additional working capital needs of $600,000, exclusive of funds currently on hand, to fund our planned operations for the following twelve month period. To satisfy our future working capital needs, we are actively working with our existing investors to continue their support. We expect to be able to raise sufficient capital to meet our liquidity needs until we achieve profitable operations, although there is no contractually committed capital from these investors upon which we can rely. To date, we have relied upon investment proceeds, as well as loans from officers and the deferral of officer salaries, to satisfy our working capital needs. In the event we experience delays in raising additional capital, we plan to reduce our recurring expenses by deferring officer salaries, as well as reduce the rate of our planned growth as necessary in order to defer significant system installation costs.

  DESCRIPTION OF BUSINESS

  General

  We are an early-stage Wi-Fi Internet Service Provider (WISP), with a geographic focus on the southeastern United States.  We currently provide wireless Internet service to several multi-dwelling units (MDUs) in the Atlanta metro region owned by Post Properties, one of the nation's largest MDU owners and managers (80 apartment communities consisting of 29,320 apartment units). Our business plan is to market our services to the property managers of larger, relatively higher-end MDUs, such as those managed by Post, and to provide them with both a shared revenue opportunity and an additional benefit to their tenants.

  What is Wi-Fi?

  The term "Wi-Fi" is an abbreviation for "wireless fidelity," and is based on the IEEE 802.11 standard. Wi-Fi is an RF signal based on the IEEE 802.11 standard and is capable of transmitting signals up to 1,200 feet. It uses spread spectrum multiple access (SSMA) that supports high data rates with very low latency, over a distributed all-IP wireless network that can penetrate walls and associated structures. WiFi shares the unregulated, 2.4 GHz radio spectrum along with other common wireless devices including cordless phones and baby monitors. WiFi is primarily meant for use in a local area wireless network and for Internet access. As an alternative to current wireline broadband, WiFi offers the opportunity of relatively inexpensive, mobile Internet access.

  What is Wireless Internet?

  Wireless Internet refers to a new and growing way to access the Internet, whereby an Internet Service Provider terminates a land-line Internet connection with a wireless access point (WAP).  Users of the service can then connect to the Internet though a wireless modem equipped with an antenna.  This allows the user to connect to the Internet from any location within the wireless network's range, typically 300-1200 feet, thus freeing them from the mobility constraints of hard wire access.

  Our Strategy

  Our strategy is to form relationships with the operators of large multi-dwelling units ("MDU").  We then perform an initial site feasibility study with information obtained from the leasing agents and management of the subject MDU regarding resident demographics, and current coverage of the complex by other Internet service providers. If the site has potential, we contact the appropriate decision-maker in the MDU management company and attempt to structure a mutually attractive joint marketing arrangement. Next we install a high speed connection Internet Web server, and multiple wireless access points which allow tenants to connect to the Internet from virtually anywhere within the complex.  We have developed various marketing programs that leverage the property managers' relationships with tenant to increase awareness of our service.  We currently offer our services according to a tiered pricing schedule based on a "per month / per user" basis, and will provide users a free wireless card with a four month membership.  This price point is significantly lower than that commonly offered by other landline ISPs, and we intend to maintain a lower price point in the future. One of our MDU clients has requested that we submit a proposal under which we would supply wireless Internet access to all residents in an entire property for a fixed fee per month paid to us by the MDU (which intends to provide the service free of charge to all residents). We are currently developing a pricing proposal that would enable us to recover our installation costs, ongoing service costs and generate a reasonable profit.

  Industry Background

  Internet users typically access the Internet through a variety of technologies, from analog modems and dial-up technology, to high speed dedicated circuits (for large corporations), to wireless Internet technologies.  The market for Wi-Fi Internet access is relatively nascent and highly fragmented. Although Wi-Fi hotspot coverage is rapidly growing in coffee shops, airports, and other niche locations throughout the United States, Wi-Fi Internet access in MDUs is still relatively uncommon.

  As a result of technological and regulatory changes that have occurred over the past few years, smaller companies have been able to compete more effectively in the high-speed Internet access markets traditionally dominated by larger companies. In particular, the potential market for servicing MDU properties remains largely undeveloped, creating significant opportunities for alternative providers with the technological, operational, marketing and administrative ability to manage growth effectively.

  How Our Wi-Fi System Works

  Our Wi-Fi system is based on the use of a central network access point that serves as a gateway to a broadband Internet connection, and multiple wireless access points, each of which is hard-wired to the central network access point. Subscribers access the network through wireless cards in a stationary computer or a mobile, lap-top computer that communicate with the access points installed around the property. Our engineering staff is experienced in making wireless networks function properly in challenging physical layout environments.

  On Premises Wi-Fi Equipment and Facilities

  We intend to assemble the majority of our computing and data communications equipment according to proprietary specifications from components purchased from Netconx, but can use off-the-shelf equipment when necessary. In terms of our computing equipment, we plan to use standard Web servers.

  Effective January 1, 2005, we entered into a Sole Distributor Agreement with Netconx for the purchase of wireless cards over the next three years. We may use the cards for internal use or may resell the wireless cards to third-party users. In the event we resell the cards to third parties, we are obligated to pay additional amounts based on the gross profit that we realize from the sale. In addition, we are obligated to pay an additional $100 royalty on each outdoor access point that is manufactured from a card. We are obligated to make the cards and access points available for sale to third parties at a reasonable price, and NCX is barred from reselling the cards or access points to third parties. Under the Sole Distributor Agreement, Netconx assigned to us its warranty rights from its manufacturer, under which the components are warranted for a period of one year from the date of installation.

  Sales and Marketing

  We currently sell our services solely through our officers and one salesman. Over time, we intend to recruit and employ a full-time sales force. We also intend to recruit independent resellers to market our service strictly on a commission basis. However, we have been prevented from doing so to date by a lack of sufficient capital.

  For our wireless broadband services, we target MDU properties and planned community developments and the residents living there. Our selling cycle for obtaining "right-of-entry" agreements that permit us to offer our services to MDU tenants includes proposal presentation, contract negotiations and service implementation, a cycle that can require up to nine months. Securing new right-of-entry agreements through direct marketing efforts is an integral part of our strategy to grow and achieve operating efficiencies and positive cash flow. Before targeting a potential location, we perform a basic site feasibility study regarding resident demographics and current coverage of the complex by other Internet service providers. If a location appears attractive, we then proceed to develop a relationship with the property manager, and structure a mutually beneficial partnership with them.

  We offer property owners and management companies an amenity to their residents that promotes increased occupancy, as well as an attractive new revenue source in the form of commissions. Under the right-of-entry agreements, property owners are paid a one-time flat fee for each new subscriber from the property during the prior month. In return, the property owner typically agrees to market and promote our service to residents in the property. We attempt to focus our efforts on negotiating right-of-entry agreements with owners of MDU portfolios, because we believe that strategic relationships with these owners are critical to market penetration and long-term success.

  Once we have obtained the right-of-entry agreement and services have been activated on the property, we utilize the on-site leasing personnel to market the services to the residents. The services are packaged at prices other forms of broadband Internet access (i.e., DSL and cable). Unlike with competing forms of broadband Internet access, there is no need to schedule a service installation prior to receiving service. This eliminates the inconvenience for the resident of having to meet the installation technicians. We believe that the combination of lower price, convenience, and quality of service is a very powerful marketing advantage. The leasing agents at properties are trained by us and are provided with marketing and other support literature to facilitate sales of our service. We require no long-term service contracts, and our customers may discontinue service at any time without penalty.

  Competition

  We believe that the primary competitive factors determining success as an Internet access provider are: a reputation for reliability and high-quality service; effective customer support; access speed; pricing; effective marketing techniques for customer acquisition; ease of use; and scope of geographic coverage. We believe that we will be able to address adequately all of these factors, except that we will not be able to offer scope of geographic coverage for the foreseeable future.

  The market for Internet access services, in which our Internet access service will compete, is extremely competitive and highly fragmented. Current and prospective competitors include many large, nationally-known companies that possess substantially greater resources, financial and otherwise, market presence and brand name recognition than do we. We currently compete, or expect to compete, for the foreseeable future, with the following: national Internet service providers, numerous regional and local Internet service providers, most of which have significant market share in their markets; established on-line information service providers, such as Bellsouth, which provide basic Internet access, as well as proprietary information not available through public Internet access; providers of web hosting; computer hardware and software and other technology companies that provide Internet connectivity with their products; telecommunications companies, including global long distance carriers, regional Bell operating companies and local telephone companies; operators that provide Internet access through television cable lines; electric utility companies; communications companies; companies that provide television or telecommunications through participation in satellite systems; and, to a lesser extent, non-profit or educational Internet access providers. The market for residential Internet access is highly competitive, and is characterized by ever increasing access speeds and consistently falling per-user prices.

  To date, we have not encountered any competition in the market of providing wireless broadband access to an entire MDU property. There are a number of companies whose business is to provide "hotspots" for wireless broadband access in common areas of MDU properties, such as the clubhouse and pool areas. Because those companies do not seek to provide broadband wireless access within each residential unit, they are generally not in competition with us. The largest such company is Airimba. The primary competition for broadband Internet access within each residential unit is the cable TV provider (if it offers Internet access through its cable line) to the MDU property and the local telephone company (if it offers DSL service to the property). We compete with the cable and local telephone providers by offering our service at a lower monthly price. To date, we have not encountered any barriers to competition imposed by the practices of any of our competitors such as, for example, service exclusivity agreements with property owners.

  We believe that the market for Internet access services is likely to remain highly competitive, and will continue to be characterized by new and potentially disruptive technology introduction, shrinking per-customer revenues, and fiercely competitive pricing.

  Regulation

  Internet-based communication services generally are not subject to federal fees or taxes imposed to support programs such as universal telephone service. Changes in the rules or regulations of the U.S. Federal Communications Commission or in applicable federal communications laws relating to the imposition of these fees or taxes could result in significant new operating expenses for us, and could negatively impact our business. Any new law or regulation, U.S. or foreign, pertaining to Internet-based communications services, or changes to the application or interpretation of existing laws, could decrease the demand for our services, increase our cost of doing business or otherwise harm our business. There are an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to taxation and the quality of products and services. Furthermore, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, taxation, encryption, obscenity, libel, employment, personal privacy, export or import matters and other issues is uncertain and developing and we are not certain how the possible application of these laws may affect us. Some of these laws may not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet market, which could reduce demand for our services, increase our operating expenses or increase our litigation costs.

  Intellectual Property

  We rely on a combination of trademark, copyright, trade secret laws and disclosure restrictions to protect our intellectual property rights. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information. "O2 Secure Wireless" is a tradename that we use, but we have not filed a state or federal trademark application with respect to that name; therefore, we currently rely solely upon our common law trademark rights. If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into our services, including off-the-shelf software as well as software code relating to network access components purchased from Netconx. Licenses from third party technologies, including our license with Netconx, may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

  Our Technology

  We use a combination of "off-the-shelf" and custom manufactured components purchased from Netconx in constructing a wireless Internet system and delivering our wireless Internet services to customers. This change in equipment strategy is based on our management's belief that the off-the-shelf components coupled with the proprietary components available through Netconx offer greater reliability and greater certainty of supply. Our services support all equipment meeting Wi-Fi (wireless fidelity) 802.11(x) standards operating in the unlicensed 2.4, 5.2 and 5.8 GHz 802.11(x) spectra, and can be deployed far less expensively than other wire-line and cable technologies.

  Properties

  We lease approximately 2,033 square feet of office space at 3300 Holcomb Bridge Rd., Suite 226, Norcross, Georgia 30092 pursuant to an Office Lease Agreement dated December 9, 2004. The term of the lease is from January 1, 2005 to June 30, 2006, and provides for monthly base rent of $1,864 during the first year and $2,202 during the final six months. In addition, we are obligated to pay additional rent based on our share of the operating costs of the building.

  Employees

  We have five full-time employees, and one part-time employee. We believe that our relationship with employees is satisfactory. We have not suffered any labor problems during the last two years.

  MANAGEMENT

  The following are our executive officers and directors and their respective ages and positions as of July 21, 2005:
Name and Address	Age	Position
T. Scott Conley	40	Chief Executive Officer, President and Director
Keith A. Greaves	62	Chief Financial Officer, Treasurer, Secretary and Director
Craig C. Sellars	28	Chief Information Officer

  Below are biographies of our executive officers as of July 21, 2005:

  T. Scott Conley. Mr. Conley is one of our founders, and has served as our Chairman and Chief Executive Officer since inception (October 29, 2003). Prior to becoming our founder, Mr. Conley served as owner and officer of Advantage Network Associates from October 2002 to September 2003. Advantage Network Associates provided 802.11 Wi-Fi technology services to hotels and other business sites in the Atlanta metro area. From November 1999 to October 2002, Mr. Conley served as Information Technology Manager at Cesso, LLC, a manufacturer of tree stands. At Cesso, LLC, Mr. Conley's responsibilities included management of the firm's Internet web sales, a division that generated annual revenues of $3,400,000 per year. From 1995 to 1999, Mr. Conley served as lead developer and project manager for Virtual Reality Technology, a provider of Internet technology. Among Mr. Conley's successful projects at Virtual Reality Technology was the development of the Virtual Reality walkthrough model of the Tampa Bay Devil-Rays stadium with Weblink Communications. Mr. Conley is a Microsoft Certified Systems Engineer. Mr. Conley does not have any prior experience in the areas of financial accounting or public company reporting.

  Keith A. Greaves, CFA. Mr. Greaves is one of our founders, and has served as a director and Chief Financial Officer since inception (October 29, 2003). Mr. Greaves holds a Bachelors Degree in industrial engineering from New York University, and an MBA in Finance and Accounting from Indiana University. He is a Chartered Financial Analyst (CFA), and is a former president of the Atlanta Society of Financial Analysts. Mr. Greaves has over 35 years of experience in finance and business development. From June 1985 to September 1995, Mr. Greaves founded and served as president of Greaves Capital Management Inc., an asset management company for institutional investors. From 1995 to October 2003, Mr. Greaves served as securities analyst for various brokerage firms, including Thomas Securities and The Malachi Group, Inc. Mr. Greaves has prior educational and work experience in the area of financial accounting but not in the area of public company reporting.

  Craig C. Sellars. Mr. Sellars has served as our Chief Information Officer since January 2005. Mr. Sellars' has over ten years experience with Internet application development, wireless application, and wi-fi planning, development and implementation. Mr. Sellars holds a Bachelor of Science degree in computer science from Georgia Institute of Technology, and is currently pursuing a Masters of Business Administration degree from Georgia State University. From June 1998 to January 2001, Mr. Sellars was an engineer at VerticalOne Corporation, where he contributed to VerticalOne's development of Internet technology for its online account management services used by Yahoo!, MSN, AOL, Bank of America and Wells Fargo, among others. Starting in 1999, he spearheaded the planning, development and deployment of VerticalOne's wireless data services to PDAs and cell phones. In 2001, he participated in the formation of Netconx D and C Wireless, LLC, which was formed to sell and install wireless networking technology.

  Board Of Directors

  Our board currently consists of two directors with one vacancy. The current directors are Keith A. Greaves and T. Scott Conley. Our directors hold office until the next annual meeting of the shareholders and until their successor(s) have been duly elected or qualified.

  Board Committees

  We do not currently have an audit committee, or any other committee, although we plan to form an audit committee when we have at least two independent directors. Further, our Board does not have a financial expert, as defined by SEC regulations. We intend to seek a candidate to serve in this role in the near future.

  Compensation of Directors

  We do not currently pay any compensation to our directors other than reasonable expenses incurred in connection with providing services as a director.

  EXECUTIVE COMPENSATION

  Summary Compensation Table

  The following summary compensation table shows certain compensation information for services rendered in all capacities for the period from inception to September 30, 2004. Other than as set forth herein, no executive officer's aggregate cash salary and bonus exceeded $100,000 in any of the applicable years.

Name and Principal Position	Year	Salary
T. Scott Conley, Chief Executive Officer, President, and Chairman of Board of Directors (1)	2004	$36,750
Keith A. Greaves, Chief Financial Officer, Treasurer and Director (1)	2004	$9,750

  (1) Of the amount accrued for Messrs. Conley and Greaves, each had been paid $9,750 as of the end of the fiscal year and Mr. Conley was owed $27,000 in accrued salary as of the end of the fiscal year. In addition, we accrued $27,000 in compensation for Mr. Greaves, which we recorded as a capital contribution on behalf of Mr. Greaves by agreement with Mr. Greaves.

  The Company did not grant any options or stock appreciation rights or make an award under any long-term incentive plan to any of its named executive officers during the last fiscal year. The Company did not reprice any options or stock appreciation rights during the last fiscal year. None of the Company's named executive officers exercised any options or stock appreciation rights during the last fiscal year.

  Employment Agreements

  As of June 30, 2005, we have entered into written employment agreements with our executive officers, as follows:

      We have entered into an employment agreement with T. Scott Conley as of January 1, 2005, under which we agreed to employ him as Chief Executive Officer for three years ending December 31, 2007 at an annual salary of $80,000 per year.
      We have entered into an employment agreement with Keith A. Greaves as of January 1, 2005, under which we agreed to employ him as Chief Financial Officer for three years ending December 31, 2007 at an annual salary of $80,000 per year.
      We have entered into an employment agreement with Craig C. Sellars as of January 1, 2005, under which we agreed to employ him as Chief Information Officer for three years ending December 31, 2007. Under his original employment agreement, Mr. Sellars was entitled to compensation of $5,000 for each property in which our wireless Internet system is successfully deployed and operating until we reached monthly revenues of $57,000 per month, and thereafter he would be entitled to an annual salary of $100,000 per year. In addition, we granted Mr. Sellars warrants to purchase 500,000 shares of our common stock at $1.00 at any time until December 31, 2007. Effective June 1, 2005, we amended his employment agreement to provide that he would be entitled to a salary at an amount of $3,200 per month, and deleted the provision relating to an annual salary of $100,000 once we reach monthly revenues of $57,000. On July 1, 2005, we amended his employment agreement to increase his monthly salary to $5,700.

  The employment agreements with our officers each contain provisions that bar the officer from competing with us, from soliciting our employees or customers, or from disclosing our confidential information or trade secrets during employment and for a period of time thereafter. In addition, the employment agreements contain provisions that prevent the employee from selling any of our common stock except in amounts less than is permitted under Rule 144. See "Shares of Company Eligible for Future Sale."

  LEGAL PROCEEDINGS

  As of the date of this prospectus, neither we nor any of our officers or directors is involved in any litigation either as plaintiffs or defendants. As of this date, there is no threatened or pending litigation against us or any of our officers or directors.

  PRINCIPAL SHAREHOLDERS

  The following table contains information about the beneficial ownership of our common stock as of July 21, 2005, for:

  (i) each person who beneficially owns more than five percent of our common stock;

  (ii) each of our directors;

  (iii) the named executive officers; and

  (iv) all directors and executive officers as a group.

  As used in the table below and elsewhere in this prospectus, the term beneficial ownership with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following the date of this prospectus. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class (1)
T. Scott Conley 3300 Holcomb Bridge Norcross, Georgia 30092	5,600,000	24.9%

Keith A. Greaves 3300 Holcomb Bridge Norcross, Georgia 30092	4,600,000	20.4%

Transfer Management International, Ltd. (2) Hunkins Waterfront Plaza Main Street Charlestown, Nevis, St. Kitts	3,521,709	15.4%

Dominic Richardson Garcia Marino, 13 Attico 08027 Barcelona, Spain	2,250,000	10.0%

Neal Butler (3) 1202 Ascot Court, N.W. Kennesaw, Georgia 30144	2,000,000	8.5%

Netconx D and C Wireless, LLC (4) 2758 Pierce Brennen Court Lawrenceville, Georgia 30043	1,166,210	5.2%

Craig C. Sellars (5) 3300 Holcomb Bridge Norcross, Georgia 30092	1,500,000	6.5%

Warren L. Traver (6) 4545 Wieuca Road Building 2 Atlanta, Georgia 30342	750,000	3.3%

Melinda L. Masters (6) 5205 Camden Lake Parkway Acworth, Georgia 30101	750,000	3.3%

All Officers and Directors as a Group	11,700,000	50.9%

    Based upon 22,496,210 shares issued and outstanding as of July 21, 2005.
    A portion of Transfer Management International, Ltd.'s ownership consists of 3,111,709 shares that it owns outright, and shares issuable under a warrant to purchase 410,000 shares at $0.30 per share until June 30, 2008.
    Mr. Butler's ownership consists of 1,000,000 shares of common stock owned outright, and shares issuable under a warrant to purchase 1,000,000 shares of common stock at $1.00 per share until December 20, 2006.
    On January 1, 2005, Netconx was issued 2,000,000 shares that were subject to proportionate cancellation in the event a Sole Distributor Agreement between us and Netconx is terminated at any time prior to the expiration of its three year term, or in the event the employment of Craig Sellars or David Sherman is terminated at any time prior to the expiration of the three year term of their employment agreements. Effective July 1, 2005, Mr. Sherman resigned his employment, and as a result we cancelled 833,790 of the shares issued to Netconx.
    Mr. Sellars' ownership consists of 1,000,000 shares owned by Netconx D and C Wireless, LLC of which Mr. Sellars' has beneficial ownership, and shares issuable under a warrant to purchase 500,000 shares of common stock at $1.00 per share until December 31, 2007. The shares owned by Netconx D and C Wireless, LLC are subject to proportionate cancellation in the event a Sole Distributor Agreement is terminated at any time prior to the expiration of its three year term, or in the event the employment of Mr. Sellars is terminated at any time prior to the expiration of the three year term of their employment agreements. (See "Certain Relationships and Related Transactions")
    The ownership of Mr. Traver and Ms. Masters is disclosed herein because they may be deemed to constitute a "group" under 17 CFR Section 228.403. The shares were originally issued to Pilot Corporate Services, Inc. under an agreement dated March 2, 2004. Mr. Traver is a principal owner of Pilot. Ms. Masters is the spouse of an independent contractor to Pilot.

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  We have loaned funds to our officers from time to time at the discretion of our board of directors. The loans were not evidenced by a note, are unsecured, do not bear interest and are payable on demand.

  As of September 30, 2004, December 31, 2004 and March 31, 2005, the amount owed to us by T. Scott Conley, our chairman and chief executive officer, was $17,328, $23,677 and $52,547, respectively. The loan to Mr. Conley was fully repaid in May 2005.

  As of September 30, 2004, December 31, 2004 and March 31, 2005, the amount owed to us by Keith A. Greaves, our chief financial officer and a director, was $3,467, $3,467 and $48,667, respectively. The loan to Mr. Greaves was fully repaid in May 2005.

  T. Scott Conley, our chairman and chief executive officer, and Keith A. Greaves, our chief financial officer and a director, both guaranteed our office lease, and therefore are contingently liable to pay the lease in the event we are unable to make lease payments.

  T. Scott Conley's spouse works for Post Properties, Inc., which to date is one of the two multifamily owners that have agreed to the installation of our wireless Internet systems in its properties. Our agreement with Post Properties is on terms comparable to our agreements with other unrelated MDU property owners.

  On March 2, 2004, we entered into a one-year management and consulting agreement with Pilot Corporate Services, Inc. (Pilot), under which we issued Pilot 1,500,000 shares of common stock and paid Pilot $120,000. As a result, Pilot acquired an interest in us that was and is greater than 5%. We valued the shares issued to Pilot at $1,000, which we believed was the fair value of our shares at the time, since we had no revenues, operations or assets, and no prospects to raise capital prior to engaging Pilot. Those shares are now held by the owner of Pilot and the spouse of an independent contactor to Pilot, which primary service provided by Pilot has been advice on structuring us to enable us to raise capital, which we were unsuccessful doing prior to engaging Pilot. In addition, Pilot has provided overflow management services where our officers have lacked the time to perform certain functions. Among the specific services provided by Pilot are corporate secretary services, advice on structuring officer compensation and employment agreements, advice on the terms of our Sole Distributor Agreement with Netconx and the employment agreements with its officers, and introductions to and selection of qualified professionals to enable us to prepare this prospectus.

  From time to time, we have deposited funds with Pilot to hold for payment of professional fees, including legal, accounting and consulting, and Pilot has satisfied professional expenses on our behalf from such funds. The deposit of funds for professional fees with Pilot is not required by our contract with Pilot and is done to remove from management the tasks of negotiating, reviewing and paying such fees. The funds have been held without interest. As of September 30, 2004, December 31, 2004, March 31, 2005, and June 30, 2005, Pilot was holding $15,000, $22,000, $39,923 and $8,662, respectively, on our behalf.

  On March 30, 2004, we entered into a six-month consulting agreement with Dominic Richardson, under which we issued Mr. Richardson 1,750,000 shares of common stock. As a result, Mr. Richardson acquired an interest in us that was and is greater than 5%. We valued the shares issued to Mr. Richardson at $1,167, which is the same value per share that we valued the shares issued to Pilot for consulting services on March 2, 2004. We valued the shares issued to Mr. Richardson at the same per share value as the shares issued to Pilot because we determined that there was no material change in our assets, operations or prospects from the date the shares were issued to Pilot. The primary service provided by Mr. Richardson has been advice related to a structure that would enable us to raise capital from foreign investors, which we were unsuccessful doing prior to engaging Mr. Richardson and Pilot. In addition, Mr. Richardson introduced us to Transfer Management International, Ltd., with whom we entered into an agreement to sell our common stock on April 24, 2004.

  On May 4, 2005, Messrs. Conley and Greaves repaid $90,000 of advances that we had made to them from the proceeds of a loan in the same amount from Dominic Richardson. Mr. Richardson is a former consultant to us, is an agent for Transfer Management International, Ltd., and is one of our larger shareholders. The loan terms stipulate that, on April 25, 2008, each officer is to repay Mr. Richardson one payment of $50,000 for principal and accrued interest. In addition, each officer conveyed to Mr. Richardson 400,000 shares of common stock. The loans are collateralized by each officer's pledge of 150,000 shares of common stock. We have not guaranteed repayment of the loans.

  Effective as of January 1, 2005, we entered into a Sole Distributor Agreement with Netconx NCX, under which we have the right to purchase wireless cards for access points at fixed prices for three years, subject to adjustments based on changes in NCX's cost for the cards. Netconx is owned in the following percentages: 40% by Craig Sellars, 40% by David Sherman and 20% by David Sherman's wife. We simultaneously entered into three-year employment agreements with Craig Sellars and David Sherman, who became our chief information officer and our chief technical officer, respectively. Pursuant to the Sole Distributor Agreement, we issued NCX 2,000,000 shares of our common stock, which is subject to cancellation on a pro rata basis in the event the Sole Distributor Agreement is terminated for any reason within three years of its date. In addition, 1,000,000 of the shares are subject to cancellation on a pro rata basis in the event Mr. Sellars' employment with us is terminated for any reason within three years of the date of the Sole Distributor Agreement, and another 1,000,000 of the shares are subject to cancellation on a pro rata basis in the event Mr. Sherman's employment with us is terminated for any reason within three years of the date of the Sole Distributor Agreement. Effective July 1, 2005, Mr. Sherman resigned as an officer, and as a result we cancelled 833,790 shares of common stock issued to Netconx. Potential conflicts may occur to extent there are disputes between Netconx and us over each party's rights and duties under the Sole Distributor Agreement.

  DESCRIPTION OF SECURITIES

  General

  At the date hereof, we are authorized by our articles of incorporation to issue an aggregate of 50,000,000 shares of common stock, no par value per share and 10,000,000 shares of "blank check" preferred stock, no par value per share. As of July 21, 2005, 22,496,210 shares of common stock were outstanding and held of record by 272 shareholders and no shares of preferred stock are outstanding.

  Common Stock

  Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting for the election of directors. Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of common stock are entitled to receive ratably, dividends when, as, and if declared by our board of directors out of funds legally available for that purpose and, upon our liquidation, dissolution, or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully-paid and nonassessable.

  The shares of common stock offered in this prospectus have been fully paid and not liable for further call or assessment. Holders of the common stock do not have cumulative voting rights, which means that the holders of more than one half of the outstanding shares of common stock, subject to the rights of the holders of the preferred stock, if any, can elect all of our directors, if they choose to do so. In this event, the holders of the remaining shares of common stock would not be able to elect any directors. Except as otherwise required by Georgia law, and subject to the rights of the holders of preferred stock, if any, all stockholder action is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of shareholders at which a quorum consisting of a majority of the outstanding shares of common stock is present in person or proxy.

  Preferred Stock

  We are authorized to issue up to 10,000,000 shares of "blank check" preferred stock. Preferred stock may be issued in one or more series and having the rights, privileges and limitations, including voting rights, conversion privileges and redemption rights, as may, from time to time, be determined by the board of directors. Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters as the board of directors deems appropriate. In the event that any shares of preferred stock are to be issued, a certificate of designation containing the rights, privileges and limitations of such series of preferred stock shall be filed with the Secretary of State of the State of Georgia. The effect of such preferred stock is that, subject to Federal securities laws and Georgia law, the board of directors alone, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the shareholders, and may adversely affect the voting and other rights of the holders of the common stock. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

  Dividends

  We have never paid a cash dividend on our common stock. It is our present policy to retain earnings, if any, to finance the development and growth of our business. Accordingly, we do not anticipate that cash dividends will be paid until our earnings and financial condition justify such dividends, and there can be no assurance that we can achieve such earnings.

  Stock Symbol; No Trading of common stock

  Currently there is no market for our securities. However, we intend to seek approval for trading of our common stock on the OTC Bulletin Board. At this time there is no symbol.

  Transfer Agent and Registrar

  At this time, we act as the transfer agent and registrar for our common stock. However, we have applied to Stalt, Inc. to become our transfer agent and registrar.

  Limitation Of Liability; Indemnification

  Our articles of incorporation include provisions to (1) indemnify the directors and officers to the fullest extent permitted by the Georgia Business Corporation Code, except as limited by our bylaws, and (2) eliminate the personal liability of directors and officers for monetary damages resulting from breaches of their duty of care, except for any appropriation of a business opportunity from us, actions or omissions involving intentional misconduct of a knowing violation of the law, any transaction of which the director received an improper personal benefit, and any act of the types set forth in O.C.G.A. Section 14-2-832. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

  Our bylaws include a provision under which we are obligated to indemnify our directors and officers to the fullest extent possible against expenses (including legal fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against any director or officer arising from or related to his or her acts as a director or officer of us or our subsidiaries. Such indemnification shall continue as to a person who ceases to be a director or officer. Advances for expenses may be made if the director or officer affirms in writing that he/she believes he/she has met the standards and that he/she will personally repay the expense if it is determined such officer or director did not meet the standards.

  At this time we do not have directors or officers liability insurance.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL MATTERS

  None.

  EXPERTS

  The consolidated financial statements as of and for the period from inception to September 30, 2004 included in this Prospectus have been audited by Braverman International, P.C., independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern) appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

  LEGAL MATTERS

  Weizenecker, Mottern, and Fisher, P.C., will pass upon the validity of the shares of common stock offered hereby for us.

  HOW TO GET MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

  O2 SECURE WIRELESS, INC.

  FINANCIAL STATEMENTS

  MARCH 31, 2005

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  To the Board of Directors and Shareholders

  O2 SECURE WIRELESS, INC.

  Atlanta, Georgia

  We have audited the accompanying balance sheet of O2 SECURE WIRELESS, INC. (a Georgia corporation in the development stage) as of March 31, 2005, and the related statements of operations, shareholders' equity, and cash flows for the period from October 29, 2003, inception, to March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of O2 SECURE WIRELESS, INC. as of March 31, 2005, and the results of its operations and its cash flows for the period from October 29, 2003, inception, to March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

  The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not earned substantial revenues. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and/or achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  Braverman International, P.C.

  Prescott, Arizona

  July 2, 2005, except as to Note

  10, as to which the date is May 4, 2005

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  ---------------

  BALANCE SHEETS
	September 30, 2004	March 31, 2005 (unaudited)
ASSETS
CURRENT ASSETS:
Cash	$ 15,713	$ 21,956
Cash in escrow	200,227	253,974
Accounts receivable	-0-	3,284
Advances to related parties	30,794	130,323
Deferred charge - related party	50,000	-0-
Other current assets	466	455

TOTAL CURRENT ASSETS	297,200	409,992

EQUIPMENT, net of accumulated depreciation	85,767	327,561

OTHER ASSETS
Deposits	-0-	7,954

	$ 382,967	$ 745,507

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Unsecured loan payable	$ 13,898	$ 13,898
Funds held for investor	200,227	253,974
Accrued expenses	27,000	5,000

TOTAL CURRENT LIABILITIES	241,125	272,872

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, no par value, 10,000,000 shares authorized, -0- shares issued and outstanding	-0-	-0-
Common stock, no par value, 50,000,000 shares authorized , 17,266, 666 issued and outstanding at September 30, 2004; 21,561,666 issued and outstanding at March 31, 2005	304,167	982,590
Other capital	42,300	72,300
Deficit) accumulated during the development stage	(204,625)	(582,255)

Total Shareholders' Equity	141,842	472,635

	$ 382,967	$ 745,507

  SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  ---------------

  STATEMENTS OF OPERATIONS
	October 29, 2003 (Inception) to	Six Months Ended March 31,		October 29, 2003 (Inception) to
	September 30, 2004	2005	2004	March 31, 2005
		(unaudited)		(unaudited)

REVENUES
Service subscriptions	$ 22	$ 6,594	$ -0-	$ 6,616
Network component sales	-0-	13,740	-0-	13,740
Other	71	-0-	-0-	71

Total revenues	93	20,334	-0-	20,427

COSTS AND EXPENSES
Cost of subscriptions service	13,012	24,110	-0-	37,122
Cost of network component sales	-0-	8,754	-0-	8,754
Selling general and administrative
Salary expense	78,550	147,628	49,300	226,178
Professional fees	92,235	79,534	30,000	171,769
Product contract rights	-0-	50,000	-0-	50,000
Other	20,496	72,482	17,342	92,978
Depreciation expense	425	15,456	-0-	15,881

Total cost and expenses	204,718	397,964	96,642	602,682

NET (LOSS)	$ (204,625)	$ (377,630)	$ (96,642)	$ (582,255)

BASIC NET (LOSS) PER SHARE	$ (.01)	$ (.02)	$ (.01)

Weighted Average Number of Common Shares Outstanding	16,451,632	9,439,569	16,250,000

  SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  ---------------

  STATEMENTS OF CASH FLOWS
	October 29, 2003 (Inception) to	Six Months Ended March 31,		Cumulative From October 29, 2003 (Inception) to
	September 30, 2004	2005	2004	March 31, 2005
		(unaudited		(unaudited)

OPERATING ACTIVITIES
Net (loss) from operations	$ (204,625)	$ (377,630)	$ (96,642)	$ (582,255)
Stock issued for services	4,167	-0-	-0-	4,167
Capital contributed for services	42,300	-0-	31,300	42,300
Expense paid by investor	-0-	21,000	-0-	21,000
Amortization of deferred Charge - related party	70,000	50,000	-0-	120,000
Product contract rights expense	-0-	50,000	-0-	50,000
Depreciation expense	425	15,456	-0-	15,881
Adjustments to reconcile net (loss) to net cash (used) by operating activities:
Accounts receivable	-0-	(3,284)	-0-	(3,284)
Other current assets	(3,284)	11	(161)	(455)
Other non-current assets	-0-	(3,284)	-0-	(7,954)
Accrued expenses	27,000	(22,000)	27,284	5,000

NET CASH (USED) BY OPERATING ACTIVITIES	(61,199)	(274,401)	(38,219)	(335,600)

INVESTING ACTIVITIES:
Purchase of equipment and capitalized installation costs	(86,192)	(257,250)	-0-	(343,442)

NET CASH (USED) BY INVESTING ACTIVITIES	(86,192)	(257,250)	-0-	(343,442)

INVESTING ACTIVITIES:
Net advances to related parties	(20,794)	(69,606)	(130)	(90,400)
Unsecured loan payable	13,898	-0-	38,495	13,898
Proceeds from sale of common stock	170,000	607,500	-0-	777,500

NET CASH PROVIDED BY FINANCING ACTIVITIES	163,104	537,894	537,894	700,998

NET INCREASE IN CASH	15,713	6,243	146	21956

CASH BEGINNING OF PERIOD	-0-	15,713	-0-	-0-

CASH END OF PERIOD	$ 15,713	$ 21,956	$ 146	$ 21,956

  SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  ---------------

  STATEMENTS OF SHAREHOLDERS' EQUITY
	Common Stock			(Deficit) Accumulated During the	Total
	Shares	Amount	Other Capital	Development Stage

Balance, October 29, 2003 (Inception)	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Stock issued for cash or services:
To officers, at assigned value:
October 29, 2003	21,500,000	2,000			2,000
Stock canceled - December 20, 2003	(4,500,000)	-0-			-0-
Stock canceled - April 24, 2004	(4,000,000)	-0-			-0-
To unrelated parties, at assigned value:
March 2, 2004	1,500,000	1,000			1,000
April 24, 2004	1,750,000	1,167			1,167

Stock issued at $.30 per share:
June 21, 2004	100,000	30,000			30,000
June 30, 2004	300,000	90,000			90,000
August 5, 2004	266,666	80,000			80,000
August 18, 2004	300,000	90,000			90,000
September 2, 2004	50,000	15,000			15,000

Stock offering costs		(5,000)			(5,000)

Capital contributed by officers for services			42,300		42,300

Net loss	-	-	-	(204,625)	(204,625)

Balance, September 30, 2004	17,266,666	304,167	42,300	(204,625)	141,842

  (Continued)

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  ---------------

  STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

	Common Stock			(Deficit) Accumulated During the	Total
	Shares	Amount	Other Capital	Development Stage

Balance, September 30, 2004	17,266,666	304,167	42,300	(204,625)	141,842

Unaudited:

Stock issued for distribution contract, at fair value:
January 1, 2005	2,000,000	600,000			600,000

Stock subscription receivable, net of amortization		(550,000)			(550,000)

Stock issued at $.30 per share:
October 4, 2004	118,334	35,500			35,500
October 13, 2004	83,333	25,000			25,000
November 3, 2004	150,000	45,000			45,000
November 9, 2004	33,333	10,000			10,000
November 15, 2004	233,334	70,000			70,000
November 23, 2004	166,666	50,000			50,000
November 29, 2004	100,000	30,000			30,000
December 7, 2004	183,334	55,000			55,000
December 13, 2004	36,666	11,000			11,000
December 22, 2004	283,334	85,000			85,000
January 20, 2005	60,000	18,000			18,000
February 2, 2005	203,333	61,000			61,000
February 25, 2005	266,667	80,000			80,000
March 1, 2005	33,333	10,000			10,000
March 3, 2005	133,333	40,000			40,000
March 15, 2005	210,000	63,000			63,000

Common stock warrant issued to investor, at fair value:
January 1, 2005			30,000		30,000

Stock offering costs		(60,077)			(60,077)

Net loss, six months ended March 31, 2005	-	-	-	(377,630)	(377,630)

Balance, March 31, 2005 (unaudited)	21,561,666	$ 982,590	$ 72,300	$ 582,255	$ 472,635

  SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 2005 is unaudited)

  NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  History

  O2 Secure Wireless, Inc. (the Company) is a Georgia corporation formed on October 29, 2003. The business plan of the Company is to install and manage local wireless Internet connection networks for multi-domestic unit (MDU) environments in the southeastern U.S, such as multi-family residence developments and apartment/condominium complexes. The Company is in the development stage as defined in Statement on Financial Accounting Standards (SFAS) No. 7. While the Company has completed its first MDU installation and began providing connection services to end user subscribers as of September 30, 2004, since inception the Company has realized no significant earned revenues. The Company's fiscal year-end is September 30.

  Going Concern

  The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. It has sustained operating losses since inception, and has been dependent upon private placements of stock to provide sufficient capital in order to finance its development activities. The Company's ability to continue in existence is dependent upon developing additional sources of capital and/or achieving profitable operations. Management's plan is to raise capital through additional private offerings, while actively seeking installation agreements with MDUs and generating profitable revenue-producing connectivity subscriptions with network end-users. The Company is presently pursuing a registration of its common stock through a Form SB-2 filing with the Securities and Exchange Commission (SEC). The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

  Unaudited Interim Financial Information

  The interim information provided in the accompanying financial statements and disclosures as of March 31, 2005, and for the six months then ended, is unaudited. In the opinion of management, all adjustments considered necessary for a fair presentation of this interim period have been included.

  Revenue Recognition

  Revenues are generated by both a wireless Internet connection service provided for individual end-users and resale of network component hardware, and are recognized in accordance with criteria as set forth in SEC Staff Accounting Bulletin No. 104. For wireless connection service, each subscriber is under a month-to-month service agreement and a fixed fee for service to be received for a particular month. Subscription revenue is recognized in the month service is provided. Under the terms of the agreement, billing is made by pre-authorized charge to a subscriber's credit card and is not refundable, thus reasonably assuring collection of the fee. Revenue from network hardware resale is recognized at the time the goods are delivered and billed. Sales are made at fixed prices based on orders received by customers.

  Network Installation Cost Recognition

  Prior to obtaining end-user subscriptions, the Company obtains an installation agreement with an MDU, and incurs costs to install components and activate a wireless network that will service the MDU. Installation costs, which include hardware components, direct labor and related travel and per diem costs, are capitalized as incurred and depreciated on a straight-line basis over three years beginning at the time the network is placed in service in order to match installation costs against related subscription revenues. Capitalized installation costs are included (net of depreciation) in equipment in the accompanying balance sheets.

  Costs of Service and Sales

  Direct costs related to providing subscriber services, other than those specifically identifiable to the initial MDU installation costs described above, are charged as incurred and classified as cost of subscriptions service in the Company's financial statements. These include such costs as system testing and maintenance, bulk bandwidth costs, email/website hosting, and contracted labor or allocated employee costs for general system and customer service support. Cost of network component sales is based upon the Company's historic cost for the components sold, on a first-in, first-out basis.

  Cash Equivalents

  The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 2005 is unaudited)

  NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  Equipment

  Equipment is recorded at cost. Except for capitalized network installation costs described above, depreciation for other equipment purchases is provided on a straight-line basis over the estimated useful lives of the related assets, which range from 5 - 7 years.

  Income Taxes

  The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109. Under this method, deferred income taxes are recorded to reflect the tax consequences in future periods of temporary differences between the tax bases of assets and liabilities and their financial amounts at year-end.

  Loss per Common Share

  Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the periods presented, in accordance with the SFAS No. 128. In determining the weighted average number of common shares outstanding, all shares issued at nominal value, net of subsequent share cancellations, is considered as outstanding as of the inception date.

  Fair Value of Financial Instruments

  SFAS No. 107 disclosures about fair value of financial instruments define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's financial instruments, which include cash, accounts receivable, and accrued expenses, approximate fair values due to the short-term maturities of such instruments.

  Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

  NOTE 2 - CASH IN ESCROW/FUNDS HELD FOR INVESTOR

  On April 24, 2004, the Company and a foreign company investor executed an Escrow Agreement, whereby the Company was designated as an escrow agent to hold funds received from the investor that may be used, at the investor's direction, to purchase shares of the Company's common stock under a separately executed Securities Purchase Agreement (see Note 8). Under the terms of the Escrow Agreement, cash received by the Company is required to be held in a separate depository account and may not be co-mingled with the general assets of the Company, and may not be disbursed except upon the express written direction of the investor. The Company has no financial rights to any funds held in escrow until released by the investor for the purchase of common stock. The Escrow Agreement has no cancellation date, and the investor is entitled to a return of the escrowed funds upon demand. Accordingly, an off-setting liability to the escrow account has been presented as funds held for investor in the accompanying balance sheets. The escrowed cash balance and offsetting liability were $200,227 at September 30, 2004 and $253,974 at March 31, 2005.

  Since June 2004, the investor has provided substantially all of the cash flow used to sustain the Company through its efforts to sell common stock commencing April 24, 2004 under Regulation S of the Securities Act of 1933.

  NOTE 3 - ADVANCES TO RELATED PARTIES

  The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who are also the sole directors of the Company, have, from time to time, made loans to the Company and received advances from the Company. The loans from, and advances to, the Company's officers have no repayment terms, are non-interest bearing and are unsecured. As of September 30, 2004 and March 31, 2005, the net amount owed the Company by the officers was $20,794 and $90,400, respectively, which is included in advances to related parties in the accompanying balance sheets. On May 4, 2005, $90,000 of the outstanding advances at March 31, 2005 was repaid to the Company by the officers via personal loans obtained from a foreign individual investor. The personal loan terms stipulate that, on April 25, 2008, each officer is to repay this investor one payment of $50,000 for principal and accrued interest. In addition, each officer is to sell the investor 400,000 shares of personally-held common stock of the Company at a nominal price and at date to be determined at a later time. The loans are collateralized by each officer's pledge of 150,000 shares of personally-held common stock of the Company. The loan terms do not involve any encumbrances or guarantees by the Company.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 2005 is unaudited)

  NOTE 3 - ADVANCES TO RELATED PARTIES (continued)

  From time to time, Pilot Corporate Services, Inc. (Pilot), a management services company owned by non-officer/director shareholders of the Company, has received funds from the Company via the escrow account (see Note 2), which funds are to be held and disbursed on behalf of the Company for payment of professional fees associated with the preparation of a Form SB-2 registration statement to be filed with the SEC. During the period from inception through September 30, 2004, Pilot received $15,000 for payment of fees to other professionals. Pilot used $5,000 of that amount for payment of fees, which is classified as offering costs in the accompanying September 30, 2004 statement of shareholders' equity, and was holding $10,000 at September 30, 2004, which is included in advances to related parties in the accompanying September 30, 2004 balance sheet. During the six months ended March 31, 2005, Pilot received $60,000 for payment of professional fees to other professionals. Pilot used $30,077 of that amount for payment of fees, which was classified as offering costs in the accompanying March 31, 2005 statement of shareholders' equity, and was holding a balance of $39,923 as of that date, which is included in advances to related parties in the accompanying March 31, 2005 balance sheet.

  NOTE 4 - DEFERRED CHARGE

  Deferred charge represents the unamortized portion of fees paid in advance to Pilot, a company related by common ownership, under a one-year services agreement commencing March 2, 2004 (see Note 8). The total amount paid to Pilot under the agreement was $120,000. The fees paid are expensed on a straight-line basis over the period services are to be rendered. As of September 30, 2004 and March 31, 2005, the unamortized balances of $50,000 and $0, respectively are included as a deferred charge in the accompanying balance sheets.

  NOTE 5 - EQUIPMENT
	September 30, 2004	March 31, 2005
Office equipment	$8,891	$14,203
Furniture and fixtures	-0-	14,228
Network hardware components	13,393	35,195
Capitalized installation costs	63,908	279,816
	86,192	343,442
Less: Accumulated depreciation	425	15,881
	$ 85,767	$ 327,561

  NOTE 6 - UNSECURED NOTE PAYABLE

  The unsecured note payable represents amounts received from an unrelated party on a non-interest bearing and unsecured basis. There are no repayment terms for this loan.

  NOTE 7 - COMMITMENTS AND CONTINGENCIES

  Operating Lease (unaudited)

  On December 9, 2004, the Company entered into an 18-month non-cancelable operating lease for office space for its headquarter operations in Norcross, Georgia beginning January 1, 2005. Minimum base lease rental is $1,864 per month for the first 12 months and $2,202 per month thereafter. In addition to the monthly base lease payment, the Company is charged a pro rata share of building operating costs by the lessor. The lease is personally guaranteed by the Company's CEO and CFO. The following are the minimum lease rentals for the fiscal years ending September 30:

2005	$ 16,776
2006	18,804
$ 35,580

  Total rent expense under a previous month-to-month rental was $8,258 for the period October 29, 2003 through September 30, 2004, and $3,728 for the six months ended March 31, 2005.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 2005 is unaudited)

  NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

  Distribution Agreement (unaudited)

  Effective as of January 1, 2005, the Company entered into a Sole Distributor Agreement with Netconx DandC Wireless, LLC (NCX), under which the Company has the right to purchase wireless cards for access points at a fixed price for three years, subject to adjustments based on changes in NCX's cost for the cards. The Company may use the cards for internal use or may resell the wireless cards to third-party users. In the event the Company resells the cards to third parties, the Company is obligated to pay additional amounts based on the gross profit realized from the sale. In addition, the Company is obligated to pay an additional $100 royalty on each outdoor access point that is manufactured from a card. The Company is obligated to make the cards and access points available for sale to third parties at a reasonable price, and NCX is barred from reselling the cards or access points to third parties. Pursuant to the Sole Distributor Agreement, the Company issued NCX 2,000,000 shares of common stock, which is subject to cancellation on a pro rata basis in the event the Sole Distributor Agreement is terminated for any reason within three years of its date. In addition, 1,000,000 of the shares are subject to cancellation in the event the Chief Information Officer's employment with the Company (see Employment Agreements) is terminated for any reason within three years of the date of the Sole Distributor Agreement. Another 1,000,000 of the shares are subject to cancellation in the event the Chief Technical Officer's employment with the Company (see Employment Agreements) is terminated for any reason within three years of the date of the Sole Distributor Agreement.

  The shares issued to NCX were assigned an initial value of $600,000 based on the value of shares being sold to the foreign investor during that time, which is believed by management to be the best indicator of the contract's value. This transaction is presented as a stock subscription receivable in the accompanying statement of shareholders' equity for the six months ended March 31, 2005. It is amortized on a straight-line basis over the three-year term of the Sole Distributor Agreement. Amortization of the stock subscription receivable is presented as product contract rights expense in the accompanying statement of operations for the six months ended March 31, 2005. Due to the resignation of the Chief Technical Officer effective July 1, 2005 (see Employment Agreements), 834,703 common shares of the Company held by NCX are subject to cancellation under the terms of the Sole Distributor Agreement.

  Employment Agreements (unaudited)

  As of January 1, 2005, the Company entered into written employment agreements with its executive officers, as follows:

  The CEO for three years ending December 31, 2007 at an annual salary of $80,000 per year.

  The CFO for three years ending December 31, 2007 at an annual salary of $80,000 per year.

  The Chief Information Officer for three years ending December 31, 2007. Until the Company reaches monthly revenues of $57,000 per month for three consecutive months, this officer's compensation is $5,000 for each property in which the Company's wireless Internet system is successfully deployed and operating. After the Company reaches monthly revenues of $57,000, this officer's compensation will be an annual salary of $100,000 per year. In addition, the Company granted this officer a warrant to purchase 500,000 shares of common stock at $1.00 at any time until December 31, 2007. No value was assigned to this warrant as of issuance date. This individual is an officer and shareholder of NCX, with which the Company has executed a Sole Distributor Agreement (see Distribution Agreement).

  The Chief Technical Officer for three years ending December 31, 2007. Until the Company reaches monthly revenues of $57,000 per month for three consecutive months, this officer's compensation is $5,000 for each property in which the Company's wireless Internet system is successfully deployed and operating. After the Company reaches monthly revenues of $57,000, this officer's compensation will be an annual salary of $100,000 per year. In addition, the Company granted this officer a warrant to purchase 500,000 shares of common stock at $1.00 at any time until December 31, 2007. No value was assigned to this warrant as of issuance date. This individual is an officer and shareholder of NCX, with which the Company has executed a Sole Distributor Agreement (see Distribution Agreement). Effective July 1, 2005, this officer resigned from the Company.

  The employment agreements with the Company's officers each contain provisions that bar the officer from competing with the Company, from soliciting Company employees or customers, or from disclosing Company confidential information or trade secrets during employment and for a period of time thereafter. In addition, the employment agreements contain provisions that prevent the employee from selling any of the Company's common stock, except in amounts less than are permitted under Rule 144.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 2005 is unaudited)

  NOTE 8 - SHAREHOLDERS' EQUITY

  Shares Issued for Services

  At inception of the Company, a total of 21,500,000 common shares were issued to the Company's four founding directors/officers services, valued at $500 for each director/officer.

  On December 20, 2003, by agreement with one of the four founding directors/officers upon his resignation from the Company, the Company cancelled 4,500,000 shares initially issued to the officer/director, leaving him with 1,000,000 shares, and issued the individual a warrant to purchase 1,000,000 shares of common stock for $1.00 per share until December 20, 2006.

  On April 24, 2004, by agreement with one of the four founding directors/officers upon his resignation from the Company, the Company cancelled 4,000,000 shares initially issued to the officer/director, leaving him with 1,000,000 shares, and issued the individual a warrant to purchase 1,000,000 shares of common stock for $1.00 per share until April 24, 2007.

  By a consulting agreement dated March 2, 2004, the Company issued Pilot 1,500,000 shares of common stock for management and consulting services to be performed over a one year period. The shares were valued at $1,000.

  By a consulting agreement dated March 30, 2004, the Company issued a foreign individual investor 1,750,000 shares of common stock for management and consulting services to be performed over a six month period. The shares were valued at $1,167.

  Equity Financing

  On April 24, 2004, the Company executed a Regulation S Securities Purchase Agreement (the Purchase Agreement) with a foreign company investor to provide capital for the Company's development activities. Under the Purchase Agreement, the Company agreed to sell the investor up to 4,000,000 common shares for $.30 per share until December 31, 2004. In a series of purchases from June 21, 2004 to September 2, 2004, the investor subscribed and paid for 1,016,666 shares, for total gross proceeds of $305,000. Of these proceeds, the investor directly paid to Pilot $120,000 for its fee under its consulting agreement with the Company and $15,000 to hold for payment of future professional fees (see Note 2), and paid the remaining $170,000 in cash to the Company. Effective January 1, 2005, the Company extended the term of a Purchase Agreement with the investor from December 31, 2004 to September 30, 2005. In consideration for the extension, the Company issued the investor a warrant to purchase 500,000 shares of common stock for $0.30 per share until June 30, 2008, valued at $30,000.

  During the six months ended March 31, 2005, the investor further subscribed and paid for 2,295,000 common shares, for total gross proceeds of $688,500. Of these proceeds, the investor directly paid $21,000 to an unrelated company for professional fees, which is included in professional fees in the accompanying March 31, 2005 statement of operations. The investor also directly paid Pilot $60,000 to hold for payment of future professional fees. The investor paid the remaining $607,500 in cash to the Company.

  The following is a recap of creditor expenses paid directly by the investor from cash for stock purchases that had been withheld by the investor:

	October 29, 2003 to September 30, 2004	Six Months Ended March 31, 2005
To Pilot, for Pilot's consulting fee	$ 120,000	$ -0- (1)
To Pilot, to disburse for attorney and accountant fees	15,000	60,000 (2)
To a service provider, for public relations service fee	-0-	21,000 (3)
	$ 135,000	$ 81,000

  (1) Prepaid (i.e. deferred charge) in March 2004, and amortized to expense at $10,000/month through February 2005.

  (2) Recorded as a receivable due from Pilot until such time Pilot disburses these funds, at which time the Company records the payments made by Pilot as stock offering costs as an expense.

  (3) Expensed by Company and presented as expense paid by investor in the accompanying March 31, 2005 statement of cash flows.

  Other Capital

  Other capital since inception through September 30, 2004 of $42,300 includes non-cash services contributed by three founding shareholders/officers. Additional other capital of $30,000 for the six months ended March 31, 2005 was recorded to reflect the value of a common stock warrant issued (see Common Stock Warrants).

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 2005 is unaudited)

  NOTE 8 - SHAREHOLDERS' EQUITY (continued)

  Common Stock Warrants

  The Company accounts for common stock warrants under the recognition and measurement principles of SFAS No. 123, using the Black-Scholes option pricing model for measuring fair value of these instruments. No expense was recognized for the period ended September 30, 2004 for the warrants issued to the two former founding directors/officers in exchange for surrender of a majority of their common shares (see Shares Issued for Services), as these transactions represented an equity restructure in which the value of the warrants issued by the Company was less than that of the shares surrendered by the former directors/officers. Given the terms of the warrants issued for officer/employee services (see Note 7), no fair value is indicated, and accordingly no compensation expense was recorded for the six months ended March 31, 2005. The warrant issued in exchange for extension of the Purchase Agreement with an investor (see Equity Financing) indicated a fair value of $30,000, which is presented as other capital and stock offering costs in the accompanying March 31, 2005 financial statements. Variables used in the Black-Scholes model for measuring the fair value of warrants were as follows:
Expected dividends	-0-
Risk-free interest rate	3.7%
Volatility	20%

  NOTE 9 - INCOME TAXES

  There was no current federal tax provision or benefit recorded for any period since inception, nor were there any recorded deferred income tax assets, as such amounts were completely offset by valuation allowances. The Company has a net operating loss carryover for income tax purposes of $240,393 as of September 30, 2004, which expires in 2024. The following is an analysis of deferred tax assets as of September 30, 2004:

	Deferred Tax Assets	Valuation Allowance	Balance
Deferred tax assets at September 30, 2004	$ 91,207	$ (91,207)	$ -0-

  The deferred tax assets were computed at an effective combined federal and state income tax rate of 38 percent. In accordance with SFAS No. 109, the valuation allowance was based on the results of operations as of September 30, 2004. Because it is uncertain as to whether the Company will have taxable income in future periods to realize any deferred tax benefits arising from this loss carryover, none have been recorded as of September 30, 2004.

  The following is a reconciliation from the expected statutory combined federal/state income tax rate to the Company's actual income tax rate for the period from inception through September 30, 2004:

Expected income tax (benefit) at combined federal/state statutory tax rate	(38%)
Valuation allowance	38%
Actual income tax (benefit)	0%

  For the six months ended March 31, 2005, additional deferred tax assets and valuation allowance amounted to $143,007, compared to $36,685 for the six months ended March 31, 2004.

  NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

  Non-Cash Transactions

  Cash flows affecting the cash in escrow and the related funds held for investor in the accompanying balance sheets are not presented in the accompanying statements of cash flows. As disclosed in Note 2, the Company is an escrow agent on behalf of an investor, and therefore has no financial rights or obligations associated with these accounts.

  As disclosed in Note 7, during the six months ended March 31, 2005 the Company issued common stock valued at $600,000 in exchange for contract rights under the Sole Distributor Agreement.

  O2 SECURE WIRELESS, INC.

  (a Development Stage Company)

  NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 2005 is unaudited)

  NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION (continued)

  As disclosed in Note 8, from inception to September 30, 2004 and the six months ended March 31, 2005, $15,000 and $60,000, respectively, was paid directly by the investor to Pilot to hold for future payment of third-party professional fees. From inception to September 30, 2004 and the six months ended March 31, 2005, Pilot paid $5,000 and $30,077, respectively, for professional fees on behalf of the Company, which were recorded as stock offering costs.

  As disclosed in Note 8, during the six months ended March 31, 2005, a common stock warrant valued at $30,000 was issued for no cash consideration.

  6,780,000 Shares

  O2 SECURE WIRELESS, INC.

  Common Stock

  __________________

  PROSPECTUS

  ____________, 2005

  __________________

  Until [__________], 2005, all dealers that buy, sell, or trade the common stock, may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

  PART II

  INFORMATION NOT REQUIRED IN PROSPECTUS

  Indemnification Of Directors And Officers

  Our articles of incorporation include provisions to (1) indemnify the directors and officers to the fullest extent permitted by the Georgia Business Corporation Code, except as limited by our bylaws, and (2) eliminate the personal liability of directors and officers for monetary damages resulting from breaches of their duty of care, except for any appropriation of a business opportunity from us, actions or omissions involving intentional misconduct of a knowing violation of the law, any transaction of which the director received an improper personal benefit, and any act of the types set forth in O.C.G.A. Section 14-2-832. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

  Our bylaws include a provision under which we are obligated to indemnify our directors and officers to the fullest extent possible against expenses (including legal fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against any director or officer arising from or related to his or her acts as a director or officer of us or our subsidiaries. Such indemnification shall continue as to a person who ceases to be a director or officer. Advances for expenses may be made if the director or officer affirms in writing that he/she believes he/she has met the standards and that he/she will personally repay the expense if it is determined such officer or director did not meet the standards.

  At this time we do not have directors or officers liability insurance.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

  Other Expenses Of Issuance And Distribution

  The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered.

Securities and Exchange Commission Registration Fee	$891*
Printing and Engraving Expenses	$10,000*
Accounting Fees and Expenses	$ 5,000*
Legal Fees and Expenses	$30,000*
Miscellaneous	$ 2,500*
TOTAL	$43,391*

  * Estimates only.

  Recent Sales Of Unregistered Securities

  During the last three years, we have issued unregistered securities to the persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder, or Regulation S. All recipients had adequate access, though their relationships with us, to information about us.

  On October 29, 2003, at our formation, we issued the following shares of common stock to our founders:

T. Scott Conley	6,000,000 shares
Keith A. Greaves	5,000,000 shares
Neal Butler	5,500,000 shares
Michael Price	5,000,000 shares

  On December 20, 2003, in connection with Neal Butler's resignation as an officer, director and employee, Mr. Butler agreed to cancel 4,500,000 of his shares, and we issued Mr. Butler a warrant to purchase 1,000,000 shares of common stock at $1.00 per share at any time until December 20, 2006.

  On March 2, 2004, we issued Pilot Corporate Services, Inc. 1,500,000 shares of common stock for consulting services pursuant to a consulting agreement dated the same date. The shares were valued at $1,000, or $00067 per share.

  On March 30, 2004, we issued Dominic Richardson 1,750,000 shares of common stock for consulting services pursuant to a consulting agreement dated the same date. The primary service provided by Mr. Richardson has been advice related to a structure that would enable us to raise capital from foreign investors, which we were unsuccessful doing prior to engaging Mr. Richardson. In addition, Mr. Richardson introduced us to Transfer Management International, Ltd., with whom we entered into an agreement to sell our common stock on April 24, 2004. The shares were valued at $1,167, or $00067 per share.

  On April 24, 2004, in connection with Michael Price's resignation as an officer, director and employee, Mr. Price agreed to cancel 4,000,000 of his shares, and we issued Mr. Price a warrant to purchase 1,000,000 shares of common stock at $1.00 per share at any time until April 24, 2007.

  On April 24, 2004, we entered into a Regulation S Securities Purchase Agreement (the "Regulation S Agreement") with Transfer Management International, Ltd. ("TM"), under which we agreed to sell TM up to 4,000,000 shares of our common stock at $0.30 per share at any time, and from time to time as TM so elects, until December 31, 2004. We subsequently agreed with TM to extend the term of the agreement to September 30, 2005. In connection with the agreement to extend the term of the Regulation S Agreement, we issued TM warrants to purchase 500,000 shares of common at $0.30 per share exercisable until June 30, 2008. Under the Regulation S Agreement, we agreed to register the shares purchased by TM, whether held by TM or any transferee of TM, at our expense. Under the Regulation S Agreement, TM purchased the following shares of common stock:
Period	No. of Shares	Purchase Price
Year ended September 30, 2004	1,016,667	$305,000
Quarter ended December 31, 2004	1,388,333	$416,500
Quarter ended March 31, 2005	906,666	$272,000
Quarter ended June 30, 2005	1,225,000	$367,500
July 1, 2005 to July 22, 2005	543,334	$163,000
Total:

  We believe that the sale of shares under the Regulation S Agreement was exempt from registration under Rule 903(a) and (b)(3) because the Regulation S Agreement, and all sales thereunder, were conducted in an "offshore transaction," no directed selling efforts were made in the United States by any party, TM is not a U.S. Person, the Regulation S Agreement contained a certification from TM as to the facts set forth in Rule 903(b)(3)(iii)(B) and (4), and the securities issued under the Regulation S Agreement contained a restrictive legend prohibiting their transfer except under Regulation S, a registration statement, or an available exemption from registration.

  Pursuant to employment agreements entered into effective January 1, 2005, we issued 500,000 warrants to purchase shares of our common stock at $1.00 per share for three years to Craig Sellars and David Sherman.

  Pursuant to an Amendment to Regulation S Securities Purchase Agreement dated January 1, 2005, we issued 500,000 warrants to purchase shares of our common stock at $0.30 per share until June 30, 2008.

  Pursuant to a Sole Distributor Agreement entered into effective January 1, 2005, we issued 2,000,000 shares of common stock Netconx D and C Wireless, LLC. The shares were issued subject to a vesting schedule, under which some portion of the shares are subject to cancellation on a proportionate basis in the event the Sole Distributor Agreement is terminated at any time before its scheduled expiration date of December 31, 2007, or in the event our employment agreements with Craig Sellars or David Sherman are terminated prior to the end of the term thereof. In June 2005, we cancelled 833,790 shares as a result of David Sherman's resignation as an officer.

  Exhibits
Exhibit Number	Description and Incorporation by Reference
3.1*	Articles of Incorporation
3.2*	Amendment to Articles of Incorporation
3.3*	By-Laws of the Company
4.1*	Form of Common Stock Certificate of the Company
4.2*	Form of Warrant Agreement
5*	Opinion of Weizenecker, Mottern and Fisher, P.C.
10.1*	Employment Agreement with T. Scott Conley
10.2*	Employment Agreement with Keith A. Greaves
10.3*	Employment Agreement with Craig C. Sellars
10.4*	Sole Distributorship Agreement with Netconx D and C Wireless, LLC
10.5*	Agreement with Pilot Corporate Services, Inc.
10.6*	Consulting Agreement with Dominic Richardson
10.7*	Regulation S Securities Purchase Agreement
10.8	First Amendment to Employment Agreement with Craig C. Sellars
10.9	Second Amendment to Employment Agreement with Craig C. Sellars
21*	None
23.1	Consent of Braverman International, P.C.
23.2*	Consent of Weizenecker, Mottern and Fisher, P.C.**
99*	Audit report for Period from Inception (October 29, 2003) to September 30, 2004 by Braverman International, Inc.

  *Incorporated by reference from Form SB-2 filed on or about May 13, 2005.

  **Included in Exhibit 5.

  Undertakings

  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

  (i) Include any prospectus required by Sections 10(a)(3) of the Securities Act of 1933 (the "Act");

  (ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

  (iii) Include any additional or changed material information on the plan of distribution;

  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, on July 29, 2005.

O2 Secure Wireless Incorporated
Dated: July 29, 2005	/s/ T. Scott Conley
T. Scott Conley, Chief Executive Officer

Dated: July 29, 2005	/s/ Keith A. Greaves
Keith A. Greaves, Chief Financial Officer

  In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Dated: July 29, 2005	/s/ T. Scott Conley
T. Scott Conley, Chairman

Dated: July 29, 2005	/s/ Keith A. Greaves
Keith A. Greaves, Director